SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [  ]

Securities Act Rule 802 (Exchange Offer)  [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [  ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [  ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [  ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  [ ]

MERUSHAN KABUSHIKI KAISHA
(Name of Subject Company)

MERCIAN CORPORATION
(Translation of Subject Company’s Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company’s Incorporation or Organization)

KIRIN HOLDINGS COMPANY, LIMITED
(Name of Person(s) Furnishing Form)

N/A
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Shigeto Maeda
10-1 Shinkawa 2-chome
Chuo-ku Tokyo 104-8288, Japan
Telephone: +81-3-5540-3424

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Exhibit I is an English translation of the Convocation Notice of the Extraordinary General Meeting of Shareholders which was distributed on October 20, 2010 to shareholders of Mercian Corporation.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Commission on August 27, 2010.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ryoichi Yonemura

 (Signature)

Ryoichi Yonemura
General Manager
Strategic Planning Department

(Name and Title)

October 20, 2010

(Date)

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This notice relates to a proposed business combination which involves the securities of a foreign company.  It is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Translation of Japanese original

Stock Code: 2536
October, 20 2010
To Our Shareholders:

Convocation Notice of the Extraordinary General Meeting of Shareholders

Dear Shareholders:

Please be advised that the Extraordinary General Meeting of Shareholders (the “Meeting”) of Mercian Corporation (the “Company”) will be held as set forth below. You are cordially requested to attend the Meeting.

Yours very truly, Hiroshi Ueki President and CEO Mercian Corporation 5-8, Kyobashi 1-chome, Chuo-ku, Tokyo

If you do not plan to attend the meeting, you may exercise your voting rights in writing (by mail). Please review the accompanying Reference Documents for the General Meeting of Shareholders and indicate your approval or disapproval of the propositions on the enclosed Voting Rights Exercise Form, then return it to us via postal mail so that it will reach us by November 4, 2010 (JST).

Details of the Meeting

1. Date and Time:

November 5, 2010, (Friday) at 10:00 a.m.,

2. Place:

New Pier Hall, 1st floor, New Pier Takeshiba North Tower
11-1, Kaigan 1-chome, Minato-ku, Tokyo
* Please refer to “Guide Map to the Place of the Meeting” in the end of this document, since the place of the Meeting is different from that of 93rd Ordinary General Meeting of Shareholders held this March.

3. Agenda:

Matters to be voted on:

Proposition:	Approval of Share Exchange Agreement between Mercian Corporation and Kirin Holdings Company, Limited

Please present the Voting Rights Exercise Form enclosed herewith to the reception of the meeting place if you are to exercise your voting rights at the Meeting.

If any changes are required in the Reference Documents for the General Meeting of Shareholders, the changes will be posted on the Company’s website (http://www.mercian.co.jp/).

Reference Documents for the General Meeting of Shareholders

Proposition: Approval of Share Exchange Agreement Mercian Corporation and Kirin Holdings Company, Limited

The Company and Kirin Holdings Company, Limited (“Kirin Holdings”) resolved, at respective board of directors meetings held on August 27, 2010, to implement a share exchange (the “Share Exchange”) pursuant to a share exchange agreement entered into by Kirin Holdings and the Company today (the “Share Exchange Agreement”), under which Kirin Holdings will become the wholly owning parent of the Company and the Company will become a wholly owned subsidiary of Kirin Holdings.

In line with the proceeding above, the Company would like to ask our shareholders of approval for the Share Exchange Agreement.

The Share Exchange is scheduled to become effective as of December 1, 2010.In accordance with the provision of Paragraph 3 of Article 796 of the Japanese Corporate Law, the Share Exchange is scheduled to be implemented without the approval at a general meeting of Kirin Holdings shareholders.With shareholders of the Company approving this proposal, Kirin Holdings will become the wholly owing parent of the Company as of December 1, 2010. Accordingly, the Company will become a wholly owned subsidiary of Kirin Holdings. The stock of the Company will be delisted on November 26, 2010 (the last trading date will be November 25, 2010).

1.   Reason for the Share Exchange

Since the execution of the strategic business alliance agreement in 2006, the Company and Kirin Holdings have been, with certain positive results, promoting efficiency of managerial resources and improving the profitability by enhancing the sales force, toward the achievement of the long-term management plan of Kirin Holdings Group “Kirin Group Vision 2015” (or “KV2015”), through utilizing the merchandizing function of Kirin Group, effective usage of production and distribution sites, and active exchanges among the employees.

However, the Company was required to correct its financial statements for the last fiscal year, as announced on August 12, 2010, due to a discovery of an inappropriate transaction in the Department of Fish Feedstuffs in May, 2010. In response to this event, the Company determined that its management base and corporate governance urgently require reinforcement, and decided to become a wholly owned subsidiary of Kirin Holdings.

Through becoming the wholly owned subsidiary of Kirin Holdings, the Company will establish a stable revenue/business base at an early stage, and provide products and services of higher quality, as well as seek sustainable growth and development through increasing business efficiency by speeding decision making and execution and by strengthening the ability to respond to changes in the external environment with a focus on the wine/alcoholic beverage business.

Furthermore, the Company and Kirin group will strive to improve corporate value through synergies and improved competitiveness by enhancing the group alliance in the domestic alcohol business and strive to realize dramatic growth in the “food and health” area proposed in KV2015.

2.   Outline of the Share Exchange Agreement

The details of the Share Exchange Agreement entered into between the Company and Kirin Holdings on August 27, 2010 are below.

Share Exchange Agreement (A transcript)

Kirin Holdings Company, Limited (located at 2-10-1, Shinkawa, Chuo-ku, Tokyo and hereinafter referred to as “Kirin”) and Mercian Corporation (located at 1-5-8, Kyobashi, Chuo-ku, Tokyo and hereinafter referred to as “Mercian”) hereby enter into this Share Exchange Agreement (this “Agreement”) as follows.

Article 1.          Share Exchange

Kirin and Mercian will effect a share exchange (the “Share Exchange”) in accordance with this Agreement, under which Kirin is the share exchange wholly-owning parent company (kabushiki kokan kanzen oyagaisha) and Mercian is the share exchange wholly-owned subsidiary (kabushiki kokan kanzen kogaisha), and Kirin will acquire all the outstanding shares of Mercian held by holders other than Kirin.

Article 2.          Number of Shares Delivered in Share Exchange and Allotment

1.
Pursuant to the Share Exchange, immediately prior to the effective time of the Share Exchange, Kirin shall deliver common shares of Kirin to each shareholder of Mercian (i.e, shareholders of Mercian, excluding Kirin, after the cancellation of Mercian’s treasury shares under Article 6) in a number equal to the of common shares of Mercian held by such shareholder multiplied by 0.14, in consideration for the shares of Mercian’s common share held by such shareholder.

2.
Kirin shall allot common shares of Kirin to each Mercian shareholder immediately prior to the effective time of the Share Exchange (i.e, shareholders of Mercian, excluding Kirin, after the cancellation of Mercian’s treasury shares under Article 6) at the exchange rate of 0.14 shares of Kirin’s common stock for each share of Mercian’s common stock held by each such shareholder.  If any share of Kirin’s common stock so allotted is a fractional share less than one (1) share, such share shall be treated pursuant to Article 234 of the Company Law.

Article 3.          Matters Regarding Capital and Reserve Amount of Kirin

As a result of the Share Exchange, the amount of capital and reserve of Kirin will increase as follows:

(1)	Capital amount	JPY0

(2)	Capital reserve amount	the minimum amount required to be increased under laws and regulations

(3)	Retained earnings reserve amount	JPY0

Article 4.          Effective Date

The effective date of the Share Exchange (the “Effective Date”) shall be December 1, 2010; provided, however, that the date of the Effective Date may be changed upon discussion and agreement between Kirin and Mercian if such change is necessary as a matter of procedure or for other reasons.

Article 5.          Approval of Share Exchange at General Meeting of Shareholders

1.
Mercian shall convene an extraordinary meeting of shareholders that shall be held prior to the Effective Date (or changed Effective Date, if applicable) at which Mercian shall seek approval for the execution of this Agreement and other matters necessary for the Share Exchange.

2.	Kirin shall implement the Share Exchange without seeking a resolution of approval at a general meeting of shareholders as stipulated in Paragraph 1 of Article 795 of the Corporate Law

pursuant to the main provision of Paragraph 3 of Article 796 of Corporate Law; provided, however, that if shareholders holding no less than the number of shares stipulated in Paragraph 4 of Article 796 of the Corporate Law and Article 197 of the Enforcement Ordinance of the Corporate Law notify Kirin of their objection to the Share Exchange, Kirin and Mercian shall determine how to address such objection upon mutual discussion and agreement.

Article 6.          Cancellation of Treasury Shares

Mercian shall cancel treasury shares held by it on a date prior to the allotment and delivery of common shares of Kirin on the Effective Date under Article 2 (with respect to any Mercian shareholders that object to the Share Exchange and demand Mercian to purchase shares held by such shareholders pursuant to Paragraph 1 of Article 785 of the Corporate Law, the time after such purchase and prior to the allotment and delivery of Kirin’s common share under Article 2; hereinafter referred to as the “Record Date”) on the Record Date upon resolution at a meeting of board of directors held prior to the Effective Date.

Article 7.          Management of Corporate Properties

After the date of this Agreement and until the Effective Date, Kirin and Mercian shall manage and operate their respective businesses and properties with the care of a good faith manager, and any action that would materially affect their properties or rights and obligations shall be subject to prior discussion and agreement between Kirin and Mercian.

Article 8.          Change of Terms of Share Exchange; Termination of Agreement

If, after the date of this Agreement and before the Effective Date, (a) the status of the properties or management of either Kirin or Mercian has been materially changed, (b) a situation has occurred that materially affects the implementation of the Share Exchange or (c) the purposes of this Agreement have become difficult to achieve due to an act of God or other reasons, Kirin and Mercian may amend the terms and conditions of the Share Exchange or terminate this Agreement to cancel the Share Exchange upon discussion and agreement between Kirin and Mercian.

Article 9.          Effect of this Agreement

This Agreement shall lose effect if (a) Mercian fails to obtain approval at the extraordinary meeting of shareholders provided under Article 5.1, (b) if the proviso in Section 5.2 is triggered and Kirin subsequently  fails to obtain approval at a general meeting of shareholders under Paragraph 1 of Article 795 of the Corporate Law, (c) either Kirin or Mercian fails to obtain such approvals from competent authorities as required to be obtained in advance for the effect of the Share Exchange under laws and regulations or (d) this Agreement is terminated pursuant to the preceding article.

Article 10.        Discussion

Any matters necessary for the Share Exchange in addition to the matters set forth in this Agreement shall be decided by Kirin and Mercian upon mutual discussion and agreement in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, this Agreement was made in duplicate and, upon signing and sealing, Kirin and Mercian shall retain each one (1) copy.

August 27, 2010

Kirin:

[signature]

2-10-1, Shinkawa, Chuo-ku, Tokyo
Kirin Holdings Company, Limited
Senji Miyake, President and CEO

Mercian:

[signature]
1-5-8, Kyobashi, Chuo-ku, Tokyo
Mercian Corporation
Hiroshi Ueki, President and CEO

3. Outline on the provisions of Article 184 of the Ordinance for Enforcement of Japanese Corporate Law

(1) Matters relating to appropriateness of the consideration of the share exchange

①
Total amount of the consideration of the share exchange and appropriateness of the allotment

In order to ensure fairness and reasonableness of the share exchange ratio for the Share Exchange (the “share exchange rate”), each of the parties decided to request a separate independent third party valuation institution to calculate a share exchange rate. For this purpose, Kirin Holdings appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley”) and the Company appointed Frontier Management, Inc. (“Frontier Management”).

Mitsubishi UFJ Morgan Stanley determined that the value of Kirin Holdings' common stock should be analyzed using the market price analysis based on the fact that Kirin Holdings' common stock, which is listed on the Tokyo Stock Exchange (the “TSE”), Osaka Securities Exchange (“OSE”), Nagoya Stock Exchange (the “Nagoya Stock Exchange”), Sapporo Securities Exchange (the “Sapporo Securities Exchange”) and Fukuoka Stock Exchange (the “Fukuoka Stock Exchange”), has a very large market capitalization and is highly liquid. Mitsubishi UFJ Morgan Stanley generally analyzed the value of Kirin Holdings' common stock using the market price analysis (i.e., the closing price as of the calculation base date (which was August 23, 2010), the average closing prices for the one (1) month period prior to the calculation base date and for the three (3) month period prior to the calculation base date).

For the common stock of the Company, based on the fact that the market price of the Company's common stock is available, as it is listed on the TSE and OSE, Mitsubishi UFJ Morgan Stanley employed the market price analysis (i.e., the average closing prices for the one (1) month period prior to the calculation base date (which is August 23, 2010), the average closing prices for the three (3) month period prior to the calculation base date and, in order to reflect the impact of the “Internal Investigation Report Concerning

Inappropriate Trade by the Department of Fish Feedstuffs and Interim Report by Third Party Committee” and the “Differences from Second Quarter Consolidated Performance Forecast and Modification of Consolidated Performance Forecasts for the Year and Dividend Forecast” published by the Company on August 12, 2010, the average closing price for the period starting on the business day immediately following the publication of the above announcements through the calculation base date), and also employed both the comparable companies analysis, based on the fact that several listed companies in similar industries are available for comparison, and the discounted cash flow analysis (“DCF Analysis“) in order to reflect the status of future business activities. According to Mitsubishi UFJ Morgan Stanley, the outline of the calculation results for the share exchange rate is as follows (showing the value range of one the Company share in terms of Kirin Holdings shares, calculated based on each of the above valuation methods for Kirin Holdings' per share stock price).

Analysis Used	Range of Share Exchange Rate
Market Price Analysis	0.123~0.156
Comparable Companies Analysis	0.086~0.143
DCF Analysis	0.137~0.168

In calculating the above share exchange rates, Mitsubishi UFJ Morgan Stanley generally relied on the information provided by both companies and publicly available information, and assumed that all such information was accurate and complete without independent verification of the accuracy or completeness of such information. Mitsubishi UFJ Morgan Stanley has not independently valued or appraised, nor has it requested a third party institution to value or appraise, assets or liabilities (including off-balance sheet assets and liabilities, and other contingent liabilities) of either company or their affiliated companies. In addition, Mitsubishi UFJ Morgan Stanley assumed that the information relating to the Company's financial forecasts has been reasonably prepared by the Company's management based on the best estimates and judgments of the Company's management available at the time. The calculation results provided by Mitsubishi UFJ Morgan Stanley reflect the above information, among other information, that was available as of August 23, 2010.

Frontier Management valued common stock of Kirin Holdings and the Company using the market price average method and a discounted cash flow method (“DCF Method”). Setting the calculation base date for the market price average method at August 25, 2010, Frontier Management calculated average closing prices for the period starting on August 13, 2010 (the business day immediately following the day on which “Second Quarter Results for the Year Ending in December 2010 (Japanese Standards) (Consolidated)” and “Internal Investigation Report Concerning Inappropriate Trade by the Department of Fish Feedstuffs and Interim Report by Third Party Committee” were published by the Company) through the calculation base date, for the one (1) month period starting on July 26, 2010 through the calculation base date, and for the period starting on June 14, 2010 (the business day immediately following the day on which “Report Concerning Inappropriate Trade by the Department of Fish Feedstuffs (Second Report)” was published by the Company) through the calculation base date. The calculation results for the share exchange rate are as follows (showing share exchange rates as the number of Kirin Holdings shares that would be exchanged for one share of the Company stock calculated using each of the above valuation methods for the Company's per share stock price ).

Frontier Management valued common stock of Kirin Holdings and the Company using the market price average method and a discounted cash flow method (“DCF Method”). Setting the calculation base date for the market price average method at August 25, 2010, Frontier Management calculated average closing prices for the period starting on August 13, 2010 (the business day immediately following the day on which “Second Quarter Results for the Year Ending in December 2010 (Japanese Standards) (Consolidated)” and “Internal Investigation Report Concerning Inappropriate Trade by the Department of Fish Feedstuffs and Interim Report by Third Party Committee” were published by the Company) through the calculation base date, for the one (1) month period starting on July 26, 2010 through the calculation base date, and for the period starting on June 14, 2010 (the business day immediately following the day on which “Report Concerning Inappropriate Trade by the Department of Fish Feedstuffs (Second Report)” was published by the Company) through the calculation base date. The calculation results for the share exchange rate are as follows (showing share exchange rates as the number of Kirin Holdings shares that would be exchanged for one share of the Company stock calculated using each of the above valuation methods for the Company's per share stock price ).

Method Used	Range of Share Exchange Rate
Market Price Average Method	0.127~0.134
DCF Method	0.134~0.150

Frontier Management calculated the share exchange rates assuming that all the publicly disclosed information, financial information and other information provided by both companies that Frontier Management examined in calculating the share exchange rate was accurate and complete, and has not independently verified the accuracy or completeness of such information. Frontier Management has not independently valued or assessed, nor has it requested a third party institution to appraise or assess (including analysis and valuations of each separate asset and liability), assets or liabilities (including financial derivatives, off-balance sheet assets and liabilities, and other contingent liabilities) of either company or their affiliated companies. In addition, Frontier Management assumed that the information relating to the financial forecasts and other information regarding future standing provided by both companies had been reasonably prepared by the respective companies' management based on the best forecasts and determinations available at the time and that the financial situation of both companies would fluctuate in line with such forecasts, and relied on such forecasts and related materials without independent examination.

Kirin Holdings and the Company engaged in repeated negotiations and discussions based on the analysis provided by the above third party valuation institutions, and bearing in mind their respective financial conditions, performance trends and stock price movements, etc. As a result, Kirin Holdings and the Company determined that the share exchange rate set forth in aforementioned 2. was advantageous to the shareholders of both Kirin Holdings and the Company, and resolved the share exchange rate for the Share Exchange upon approval obtained at meetings of their respective boards of directors held on August 27, 2010.

②
Matters relating to the appropriateness of the amounts of common stock and surpluses of Kirin Holdings

The amounts of common stock and surpluses of Kirin Holdings which will be increased upon the Share Exchange

(i) Common stock	0 yen

(ii) Capital surplus	Amount which should be raised pursuant to the provisions of laws and regulations

(iii) Retained earnings	0 yen

The Company deems that the amounts of common stock and surpluses to be increase stated above are appropriate based on Kirin Holdings’ capital policy.

③
Reason for having selected Kirin Holdings shares as the consideration of the share exchange

The selection of Kirin Holdings shares as a consideration of the share exchange took into account the following factors: i) the shares of Kirin Holdings are deemed to have liquidity as they are listed on financial instruments exchanges, and ii) the Company’s shareholders will be able to benefit from the synergies created by establishing the relationship between the sole parent company and a wholly owned consolidated subsidiary due to the Share Exchange if they receive Kirin Holdings shares.

④	Matters that having been considered so as not to damage interests of shareholders of the Company

(i)	Measures to Ensure Fairness

Since Kirin Holdings already holds 50.12% of the total outstanding shares of the Company, in order to ensure the fairness of the share exchange rate for the Share Exchange, Kirin Holdings and the Company each retained independent third party valuation institutions. Kirin Holdings requested Mitsubishi UFJ Morgan Stanley to calculate the share exchange rate for the Share Exchange, and negotiated and discussed the share exchange rate with the Company based on such calculation result, and the Board of Directors of Kirin Holdings resolved the Share Exchange at the share exchange rate specified in aforementioned 2. at their meeting held on August 27, 2010. Please note, however, that the results of the calculation of the share exchange rate submitted by Mitsubishi UFJ Morgan Stanley do not constitute its opinion regarding the fairness of such share exchange rate for the Share Exchange.

The Company requested Frontier Management as an independent third party valuation institution to calculate the share exchange rate for the Share Exchange, and negotiated and discussed the share exchange rate with Kirin Holdings based on such calculation result, and the Board of Directors of the Company resolved the Share Exchange at the share exchange rate specified in aforementioned 2. at their meeting held on August 27, 2010. The Company has obtained a fairness opinion dated August 26, 2010 from Frontier Management stating that the share exchange rate specified in aforementioned 2. is reasonable for the shareholders of the Company's common stock (other than Kirin Holdings) from a financial perspective.

In addition, the Company has retained Nagashima Ohno & Tsunematsu as their legal advisor and was advised regarding decision making procedures, methods and processes for the Share Exchange.

(ii)	Measures to Avoid Conflict of Interests

In order to avoid conflicts of interest, the following directors of the Company did not participate in the discussions or resolutions regarding the Share Exchange nor did they participate in the discussions or negotiations regarding the Share Exchange with Kirin Holdings as officers of the Company: Mr. Hiroshi Ueki, who is a director of Kirin

Brewery Company, Limited, a wholly owned subsidiary of Kirin Holdings, and Mr. Koichi Matsuzawa, who is the representative director of Kirin Brewery Company, Limited and a director of Kirin Beverage Company, Limited, also a wholly owned subsidiary of Kirin Holdings. Furthermore, in order to avoid conflicts of interest, the following statutory auditors of the Company did not participate in the discussions or resolutions regarding the Share Exchange, nor did they participate in the discussions or negotiations regarding the Share Exchange with Kirin Holdings as statutory auditors of the Company, or express any opinion regarding the Share Exchange: Mr. Hitoshi Oshima, a statutory auditor of Kirin Holdings and Kirin Brewery Company, Limited, and Mr. Naoki Hyakutake, an employee of Kirin Holdings.

Because there is no director of Kirin Holdings who also serves or served as officer or employee of the Company, Kirin Holdings did not take specific measure to avoid conflict of interests.

(2) Matters relating to the consideration of the share exchange

①	Articles of Incorporation of Kirin Holdings as a soon-to-be wholly owing parent company

Chapter I.    General Provisions

Article 1.   The Company shall be called KIRIN HOLDINGS KABUSHIKI KAISHA, which shall be written in English Kirin Holdings Company, Limited.

Article 2.   The purposes of the Company shall be to own shares or interests in companies (including foreign companies), kumiai (including foreign associations similar to kumiai), and other similar business entities that engage in the following businesses and to control and manage business activities of such companies and entities.

(1) Manufacture and sale of beer and other liquors.

(2) Manufacture and sale of soft and other drinks.

(3) Manufacture and sale of foods.

(4) Manufacture and sale of chemical products.

(5) Manufacture, sale, import and export of pharmaceutical products and medical machinery and equipment.

(6) Manufacture and sale of fertilizers and feedstuffs.

(7) Sale and purchase, leasing and renting and administration and management of real estates.

(8) Warehousing business.

(9) Operation of sporting facilities.

(10) Operation of eating establishments, inns and hotels.

(11) Designing, manufacture, installation work, operation and management of manufacturing equipment for liquors, various kinds of drinks and the like and its related apparatus and technical instructions therein and sale thereof.

(12) Production and sale of such agricultural products as seeds and saplings, flowering plants, vegetables, fruit and the like.

(13) Financial business.

(14) Cargo transportation by automobiles.

(15) Business incidental or related to the businesses in each of the preceding items.

         The Company may engage in any business set forth in each of the items in the preceding Paragraph and any business incidental or related thereto.

Chapter II.    Shares

Article 5.   The total number of shares authorized to be issued by the Company shall be 1,732,026,000 shares.

Article 6.   In accordance with the provisions of Article 165(2) of the Corporation Law, the Company may, by a resolution of the Board of Directors of the Company, acquire treasury shares.

Article 7.   The number of shares to constitute a unit share of the Company (Tangen-kabu) shall be 1,000.

Article 8.   Shareholders holding fractional unit share may request the Company to sell the number of shares that will, together with such fractional unit share, constitute one unit share of the Company.

Article 9.   Shareholders of fractional unit shares of the Company may not exercise their rights in relation to such fractional unit shares other than those stipulated in each of the following items.

(1) Rights provided in each of the items of Article 189(2) of the Corporation Law

(2) Rights to request pursuant to the provisions of Article 166(1) of the Corporation Law

(3) Rights to receive allotment of share offering and allotment of share subscription rights in accordance with the number of shares possessed by the shareholders

(4) Rights to request provided in Article 9

Article 10.   The handling relating to shares, and share subscription rights together with the fees therefor and procedures for the exercise of shareholders’ rights shall be governed by the provisions of the relevant laws and regulations or the Articles of Incorporation of the Company and the Share Handling Regulations to be established by the Board of Directors.

Article 11.   The Company shall have a shareholder register administrator with respect to shares.

The shareholder register administrator and its business office shall be determined by resolution of the Board of Directors and public notice shall be given thereof.

The preparation and maintenance of the shareholder register and the register of share subscription rights of the Company and other businesses relating to shares and share subscription rights shall be entrusted to the shareholder register administrator and not handled by the Company.

Article 12.   The Company shall treat the shareholders appearing or recorded in the final shareholder register as of December 31 of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders.

If it is necessary, in addition to the case of the preceding paragraph or other cases set forth in the Articles of Incorporation, the Company may, upon giving prior public notice, set a certain date and treat the shareholders or the registered share pledgees appearing or recorded in the register of shareholders as of such date as the shareholders or the pledgees entitled to exercise their rights as such.

Chapter III.    General Meeting of Shareholders

Article 13.   The ordinary general meeting of shareholders shall be convened in March of each year.

Extraordinary general meetings of shareholders shall be convened whenever necessary.

The general meeting of shareholders shall be convened in the wards of the Metropolis of Tokyo.

Article 14.   Chairmanship of a general meeting of shareholders shall be assumed by the President. If the office of the President is vacant or if the President is unable to act, the chairmanship shall be assumed by another Director in the order previously fixed by resolution of the Board of Directors.

Article 15.   As for the convocation notice of the general meeting of shareholders, the Company is considered to have provided the information to be stated or indicated in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements to the shareholders by disclosing such information via the internet in accordance with the Ordinance of the Ministry of Justice.

Article 16.   A Shareholder may appoint one proxy who exercises such shareholder’s voting rights on behalf of such shareholder; provided, however, that such proxy must be a shareholder of the Company entitled to vote.

A shareholder or a proxy shall submit a document certifying the power of representation to the Company at each general meeting of shareholders.

Article 17.   Unless otherwise provided for in laws and regulations, or the Articles of Incorporation, the resolutions of a general meeting of shareholders shall be adopted by a majority of the shareholders present.

Resolutions of a general meeting of shareholders as provided for in Article 309(2) of the Corporation Law shall be adopted, at such meeting at which shareholders holding 1/3 or more of the voting rights of all shareholders entitled to exercise their voting rights are present, by 2/3 or more of the voting rights of the shareholders so present.

Article 18.   The gist of the proceedings and the actions taken at a general meeting of shareholders and other matters provided by relevant laws and regulations shall be recorded in minutes, and such minutes shall be kept at the Company.

Chapter IV.    Directors and Board of Directors

Article 19.   The Company shall establish a Board of Directors.

Article 20.   The Company shall have not more than 12 Directors.

Article 21.   Directors shall be elected at a general meeting of shareholders.

For the purpose of election under the preceding paragraph, the presence of holders of 1/3 or more of the voting rights held by all shareholders entitled to exercise their voting rights and a majority of the voting rights of the shareholders so present shall be required.

No cumulative voting shall be used for the election of Directors.

Article 22.   The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year that closes within 1 year after the election.

Article 23.   The remuneration, bonuses and any other proprietary benefits to be paid to Directors by the Company in consideration for their performance of duty (hereinafter referred to as “remunerations”) shall be subject to the resolution of a general meeting of shareholders.

Article 24.   The Board of Directors shall be composed of the Directors, and shall decide the management of corporate affairs and supervise the execution of the duties by Directors.

Article 25.   The Board of Directors may, by its resolution, appoint one Chairman of the Board and one President, and appoint several Vice Presidents, Senior Managing Directors and Managing Directors.

The President shall represent the Company.

In addition to the preceding paragraph, the Board of Directors may, by its resolution, select one or more other Directors to represent the Company.

Article 26.   Convocation notice of a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period may be shortened in case of urgency.

Article 27.   The resolutions of the Board of Directors shall be made by a majority of the Directors present when a majority of the Directors entitled to participate in the vote are present.

Propositions relating to matters to be resolved by the Board of Directors shall be deemed to have been resolved by the Board of Directors if all the Directors (limited to those Directors entitled to participate in the vote) agreed in writing or by electromagnetic means; provided, however, that a proposition shall not be deemed to be resolved if any of the Corporate Auditors objected to such proposition.

Article 28.   The Company may, by resolution of the Board of Directors, exempt any Director (including former Directors) from liabilities to the extent provided in laws and regulations.

Chapter V.   Corporate Auditors and Board of Corporate Auditors

Article 29.   The Company shall appoint Corporate Auditors and establish a Board of Corporate Auditors.

Article 30.   The Company shall have not more than 5 Corporate Auditors.

Article 31.   Corporate Auditors shall be elected at a general meeting of shareholders.

For the purpose of election under the preceding paragraph, the presence of holders of 1/3 or more of the voting rights held by all shareholders entitled to exercise their voting rights and a majority of the voting rights of the shareholders so present shall be required.

Article 32.   The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year that closes within 4 years after the election; provided, however, that the term of office of Corporate Auditors elected to fill the vacancies created by the retirement of Corporate Auditors before expiration of their term of office will expire at such time as the term of office of the retired Corporate Auditors would have expired.

Article 33.   The remunerations to Corporate Auditors shall be subject to the resolution of a general meeting of shareholders.

Article 34.   The Board of Corporate Auditors shall be composed of Corporate Auditors. The Board shall have the functions provided for in laws and regulations and shall also, by its resolution, be entitled to determine matters relating to the execution of duties of Corporate Auditors; provided, however, that the Board shall not interfere with the exercise of functions of Corporate Auditors.

Article 35.   The Board of Corporate Auditors shall select a standing Corporate Auditor(s) from among the Corporate Auditors.

Article 36.   Convocation notice of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period may be shortened in case of urgency.

Article 37.   The resolutions of the Board of Corporate Auditors shall be made by a majority of Corporate Auditors.

Article 38.   The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor (including former Corporate Auditors) from liabilities to the extent provided in laws and regulations.

Chapter VI.   Accounting Auditors

Article 39.   The Company shall have Accounting Auditors.

Article 40.   The Accounting Auditors shall be elected at a general meeting of shareholders.

Article 41.   The term of office of Accounting Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year that closes within 1 year after the election.

Unless otherwise resolved at the ordinary general meeting of shareholders provided in the preceding paragraph, Accounting Auditors shall be deemed to be re-elected at such ordinary general meeting of shareholders.

Chapter VII.    Accounts

Article 42.   The fiscal year of the Company shall commence on January 1 and end on December 31 of each year.

Article 43.   The Company shall, by resolution of the general meeting of shareholders, appropriate dividends of surplus and pay the same to the shareholders or registered share pledgees appearing or recorded in the final shareholder register as of the last day of each fiscal year.

By resolution of the Board of Directors, the Company may pay interim dividends to the shareholders or registered share pledgees appearing or recorded in the final shareholder register as of June 30 of each year.

Article 44.   The Company shall be relieved of the obligation to pay any dividends of surplus (including interim dividends; the same applies hereinafter) upon expiration of 5 years following the day on which such dividend became due and payable.

Dividends of surplus shall bear no interest.

② Encashment method for the consideration of the share exchange

(i) (ii) (iii)
The market where the consideration of the share exchange will be traded

Shares of common stock of Kirin Holdings which will be the consideration of share exchange are traded in respective First Sections of Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange, along with in Sapporo Securities Exchange and Fukuoka Stock Exchange.

Entities in charge of intermediation and brokerage or representation in trading of the consideration of the share exchange

Services including intermediation and brokerage are conducted in securities companies across Japan.

Restrictions made on disposal such as transferring of the consideration of share exchange

None applicable

③	Market price of the consideration of the share exchange Transitions in share prices of Kirin Holdings’ common stock in Tokyo Stock Exchange for the last six months were as below.

	April 2010	May 2010	June 2010	July 2010	August 2010	September 2010
Highest Share Price (yen)	1,424	1,347	1,246	1,176	1,215	1,214
Lowest Share Price (yen)	1,317	1,188	1,116	1,090	1,145	1,145

④	Balance sheets of Kirin Holdings (which will become the wholly owning parent) This description is omitted as Kirin Holdings has submitted its securities report.

(3) Matters relating to the appropriateness of the provision on share warrants in connection with the share exchange

None applicable

(4) Content of financial statements for the last fiscal year of Kirin Holdings

BUSINESS REPORT

(For the period from January 1 to December 31, 2009)

1. Overview of Kirin Group business activities

(1) Kirin Group developments and results of business activities

The global economy remained in a serious condition throughout this consolidated fiscal year, in spite of indications that the downturn might have bottomed out. In Japan, economic stimulus plans and other measures had positive effects leading to a mild recovery but the unemployment rate and such continue to be less than favorable.

At Kirin Group, we regarded the three-year period from 2007 through 2009 as the first stage of the long-term business framework "Kirin Group Vision 2015" (KV2015). As the final year of this first stage, fiscal 2009 targeted expanding the business bases necessary for the quantum leap in growth and engaging 'qualitative expansion' to improve profitability. As a part of these efforts, we pursued development of group synergies and promoted an integrated beverages group strategy aimed at fusing together the value chains of alcohol and other beverages.

In the Japanese market, the foundation for our quantum leap in growth, further efforts were expended to ensure a solid footing. Kirin Brewery Co., Ltd. has received a level of high customer support for meeting customer needs in the midst of a difficult consumer market throughout the year.

In overseas markets, we strengthened relationships with our well-established partners, especially in Asia and Oceania, promoting an integrated beverages group strategy.

In May Kirin Holdings Co., Ltd. acquired shares in San Miguel Brewery, Inc., the dominant market leader in the Philippines, and made it an affiliated company. In December, San Miguel Brewery concluded an agreement to purchase all shares of San Miguel Brewing International Ltd., the company responsible for San Miguel Corporation's overseas beer business, from San Miguel Corporation. These acquisitions resulted in our establishing invaluable operating bases in Asia for the Kirin Group.

In October Lion Nathan Ltd. was made a wholly owned subsidiary to promote our integrated beverages group strategy in Oceania. At the same time, Lion Nathan and National Foods Ltd. were consolidated under Kirin Holdings (Australia) Pty Ltd, the name of which was then changed to Lion Nathan National Foods Pty Ltd, as our holding company in Australia effective October 21. Through utilization of the management capabilities of Lion Nathan National Foods, we pursue organic growth of these companies and create mutual synergies.

Consolidated sales for fiscal 2009 declined slightly due to foreign exchange effects despite good progress in the Soft Drinks and Food Business in Australia and inclusion of Kyowa Hakko Kirin Co., Ltd. as a consolidated subsidiary. Operating income also declined due to foreign currency translations, albeit good progress was seen in the Alcohol Beverages Business in Japan and overseas. Ordinary income increased considerably with the foreign currency translation gains. The net income for the fiscal year declined due to gain on change in equity recorded on the share exchange in the second quarter of 2008.

Consolidated sales	¥2,278.4 billion	(down 1.1% compared to the previous term)
Consolidated operating income	¥128.4 billion	(down 12.0% compared to the previous term)
Consolidated ordinary income	¥144.6 billion	(up 40.3% compared to the previous term)
Consolidated net income	¥49.1 billion	(down 38.7% compared to the previous term)

Alcohol Beverages Business Division

In the domestic alcoholic beverages market, Kirin Brewery has received a high level of customer support during the year through initiatives focusing on three strategic priorities: strengthening core brands, improving our response to consumer health consciousness, and increasing overall demand.

In the beer market, strong sales of Kirin Ichiban Shibori continued following its re-launch in March 2009. In the happo-shu category our Tanrei series enjoyed growing customer support in the on-premise market, as well as its traditional retail market. In the fast-growing new genre market, the dominant brand Kirin Nodogoshi Nama was able to achieve its largest annual sales volume since it was first introduced, due to heightened price sensitivity among consumers keeping a close eye on their purse strings. In this market of new genre products, in addition to the core brand, the new brands Kirin Koku no Jikan and Kirin Hoppu no Shinjitsu were introduced in an effort to increase overall demand.

Furthermore, as a product responding to the heightened social awareness calling for zero tolerance of drunk driving, Kirin FREE, a non-alcohol beer-taste beverage launched in April, has grown in popularity, greatly surpassing the original forecast, and became a major hit product in 2009, creating a market of new value, namely for 0.00% alcohol beer-taste beverages.

In the rapidly growing RTD* market, we have strengthened the Hyoketsu series, and launched Kirin Cola Shock with the aim of rejuvenating the market as well as expanding overall demand. In the shochu business, we focused sales efforts on the Hakusui series as the core product. In the western liquor business, a new alliance was formed with Diageo in England, enabling us to include the leading brands of the world in our product lineup as an all-around alcohol business.

*RTD: an acronym for "Ready to Drink"; RTD products are premixed low alcohol beverages that can be drunk straight from the can or bottle.

As part of pursuing a lean management approach under the Kirin Group medium-term business plan for 2010-2012, which was announced on October 26, we have decided to rationalize and optimize our manufacturing capacity utilization by reorganizing two plants, the Tochigi Plant (Takanezawa-machi, Shioya-gun, Tochigi Prefecture) and the Hokuriku Plant (Hakusan-shi, Ishikawa Prefecture). Both plants are scheduled to cease production after the end of the peak season period of 2010. The RTD manufacturing capabilities at the Tochigi Plant and other useful functions will be transferred to other existing plants.

At Mercian Corporation, we strove to solidify our position as the market leader in the wine business by strengthening the Mercian brand, and we made progress in adopting "value proposal marketing" by liaising with Kirin Brewery and Kirin Merchandising Co., Ltd. Sales of wines from mid-range to high-end for restaurants were negatively affected by factors stemming from consumers not dining out due to a heightened sense of frugality. Conversely, consumers are purchasing more day-to-day table wines in the less expensive price range, which has led to an expansion of the household market and as such we recorded healthy sales in inexpensive table wines. Improved profitability was sought by reducing the cost structure of the wine business.

In our overseas alcohol beverages business, we continued to pursue our strategy of focusing on enhancing our business foundation in Asia and Oceania. At Lion Nathan in Oceania, although the core beer business in Australia continued to perform strongly supported by the shift to premium beers as well as efforts made by the consolidated subsidiary, J. Boag & Son, foreign currency translations had negative impact on the sales on a Japanese yen basis. In China, the business environment was somber, especially along the coastal regions, and intense price competition impacted the sales environment negatively. However we continued efforts to bolster sales, particularly in the three regions of the Yangtze Delta, the Pearl River Delta and Northeast China, to solidify the foundation of our existing business.

Consolidated sales from Alcohol Beverages Business	¥1,097.6 billion	(down 7.1% compared to the previous term)
Consolidated operating income from Alcohol Beverages Business	¥102.8 billion	(down 6.5% compared to the previous term)

Soft Drinks and Foods Business Division

In the domestic soft drinks and food market, Kirin Beverage Co., Ltd. tenaciously continued initiatives to reform our earning structure through cost reductions and other measures, and focused on increasing the value of leading brands such as Kirin Gogono-Kocha and Kirin FIRE. August marked the 10th anniversary of Kirin FIRE and in addition to the flagship Kirin FIRE Hikitate Bito, we enhanced our product lineup by launching the new Kirin FIRE Hi no Megumi. In the black tea beverages, we continued a range of value proposals to promote our market-leading Kirin Gogono-Kocha series, including revamping the chilled drink Kirin Gogono-Kocha Bito Straight Tea, and pursued initiatives to further strengthen our top black tea beverage brand and secure customer support. In the green tea beverages and mineral water, the economic slowdown sharply impacted sales since frugally-minded consumers reduced spending in this category considerably.

At Kirin Kyowa Foods Co., Ltd., which was established April 1 by integrating Kirin Food-Tech Co., Ltd. and Kyowa Hakko Food Specialties Co., Ltd., both specializing in seasoning and flavoring, we endeavored to improve the foundation of the business of proposing and offering food ingredients in pursuit of taste and health, utilizing fermentation technologies representing the inherent strengths of both companies.

In the overseas soft drinks and food business, Kirin Beverage developed new products in Thailand and Vietnam, responding to the local needs of the respective markets, thereby further expanding the business. In China where the Kirin Gogono-Kocha and Kirin FIRE brands are the focus of our product deployments, Kirin (China) Investment Co., Ltd. decided in December to make a capital investment in Shanghai JinJiang Kirin Beverages and Food Co., Ltd., which handles sales in Shanghai and other major cities in Eastern China, in order to promote an integrated beverages group strategy in China.

At National Foods, weak consumer sentiment as a result of the economic slowdown caused a shift to lower-price products in milk, the core product. On the other hand, raw dairy input costs, which had risen sharply from the second half of 2007, eased, leading to improved profitability. Also, overhead cost reduction measures arising from integration of Dairy Farmers have been progressing steadily since its 100% acquisition by National Foods in November 2008.

Consolidated sales from Soft Drinks and Foods Business	¥735.0 billion	(up 2.6% compared to the previous term)
Consolidated operating income from Soft Drinks and Foods Business	¥7.0 billion	(up 10.4% compared to the previous term)

Pharmaceuticals Business Division

At Kyowa Hakko Kirin Co., Ltd., sales of anti-anemia medicines NESP and ESPO trended favorably helped by the impact of NESP Injection Plastic Syringe, which was launched in May, while sales of the anti-allergic medicine ALLELOCK and anti-allergic eye drop Patanol maintained good levels in part due to a much higher level of pollen in the air than normal in Japan. The secondary hyperarathyroidism treatment REGPARA TABLETS, which were launched in January 2008 to combat complications arising from blood dialysis, also witnessed further acceptance in the market. In December we started marketing the ulcerative colitis medicine ASACOL together with Zeria Pharmaceutical Co., Ltd.

With respect to R&D, we also made progress in the discovery of new candidate drugs both in Japan and overseas: filing in Japan for additional applications of anti-anemia medicine NESP and starting Phase II clinical trials in Japan for KW-0761, a humanized monoclonal antibody with uniquely developed immune technology.

Consolidated sales from Pharmaceuticals Business	¥206.7 billion	(up 20.5% compared to the previous term)
Consolidated operating income from Pharmaceuticals Business	¥34.3 billion	(up 21.8% compared to the previous term)

Other Businesses Divisions

In the Biochemical business operated by Kyowa Hakko Bio Co., Ltd., sales of amino acids for overseas medical and industrial use were affected negatively by the global economic recession and unfavorable foreign currency exchange rates. In the area of the supplements-related healthcare business in Japan, synergy effects are beginning to show through raw material supply transactions with group companies.

The Chemicals business operated by Kyowa Hakko Chemical Co., Ltd. was affected by the sharp plunge in demand due to the worsening global economy and a sensitive market for these products. In the fourth quarter, however, some regions such as China saw a recovery trend, while signs of a recovery in product markets were also apparent.

In the Agribio business, a tough market created by global economic stagnation continued in Europe and other regions, while in Japan we continued to pursue cost reduction measures.

A basic agreement was reached in consolidating the raw alcohol business of Mercian and Kyowa Hakko Bio to a newly established joint company, Daiichi Alcohol Co., Ltd., while Mercian's industrial-use alcohol and fermented seasoning businesses will be integrated into Kirin Kyowa Foods Co., Ltd. This consolidation and integration will enable us to further strengthen the foundations of each business and to generate group synergies.

Consolidated sales from Other Businesses	¥238.9 billion	(up 2.2% compared to the previous term)
Consolidated operating income from Other Businesses	¥3.8 billion	(down 78.9% compared to the previous term)

(2) Future challenges for Kirin Group

2010 is the first year of Kirin Group's 2010-2012 three-year medium-term business plan, and also marks the second stage in realizing the aims of Kirin Group Vision 2015 ("KV2015"), Kirin's long-term management vision for the period through to 2015.

In 2010, management will pursue further 'qualitative expansion' by focusing on generating Group synergies and realizing lean management, with the aim of improving profitability and asset efficiency. At the same time we will build further momentum for the KIRIN brand by continuing to develop products that inspire customers with new value propositions, and pursuing CSR initiatives that build public trust in Kirin Group as a corporate entity.

Outline of 2010 Business Plan

Basic management strategies
■	Increase Group enterprise value by realizing growth and synergies at operating companies
	1.	Pursue an integrated beverages group strategy
	2.	Accelerate growth in pharmaceuticals business
	3.	Develop the health food and functional food business
	4.	Generate growth through Group synergies
	5.	Realize lean management by eliminating strain, waste and irregularity
■	Pursue a financial strategy that supports higher enterprise value
■	Engage in CSR activities that enhance Kirin's coexistence with society

Alcoholic Beverages Business

•
In the domestic alcohol beverages market, our efforts at Kirin Brewery will continue to be focused on three strategic priorities with a long-term outlook in order to foster No. 1 leading brands in the categories of beer/happo-shu/new genre products, and RTDs: strengthening core brands, improving our response to consumer health consciousness, and increasing overall demand. In strengthening the core brands, we will strive to enhance brand value by improving the taste and emphasizing the individual product value of Kirin Ichiban Shibori, Kirin Lager, Kirin Tanrei, and Kirin Nodogoshi Nama.

In improving our response to consumer health consciousness, we aim to develop a wide variety of products by setting the Tanrei Green Label as the core brand. In increasing overall demand, we will introduce Kirin 1000, an epoch-making new product in the new genre market, as a value-proposing product by employing the "evidence marketing"* technique that was used for Kirin FREE. In the RTDs segment, which has the largest future growth potential, we will promote, as well as the Hyoketsu brand, entirely new concept products, in addition to conventional products centered on fruit juices. Furthermore, we will expand our western liquor lineup, including Diageo brands, in an effort to greatly enhance our appeal as an integrated alcohol beverages enterprise. Kirin Brewery is now in a position to collaborate with group companies like Mercian and Kirin Beverage in every value chain in order to create synergies, while reforming cost structures to improve profitability.

* A marketing technique that promotes products by providing customers with easy-to-understand evidence and product value that is supported by technological or other forms of proof.

•
A first-ever Groupwide initiative, "KIRIN Heath Initiative" will be established and under a newly created "KIRIN Plus-i" brand based on the concept of "taste that makes you smile," "happiness" and "health," we will offer beverages/foods and other products that provide new value in the area of food and health, suited to customers' personal health needs. Under this initiative, Kirin Brewery will launch nationwide in April, "Kirin Yasumuhi no Alc.0.00%," a non-alcohol beer-taste beverage that recommends a day of rest for one's liver (a non-alcohol day).

•
At Mercian, all management resources will continue to be concentrated into the wine business in order to solidify our position as the market leader in the industry. We will also work to enhance profitability, and aim to create group synergy through even greater collaboration with Kirin Brewery and Kirin Merchandising.

•	In our overseas alcohol beverages business, Lion Nathan will continue to shift our product mix into the premium beer category by improving value to the customers.
•
In China, we will roll out initiatives to establish a unique business model with an integrated beverages group strategy as the main pillar, focusing on the regions we are currently operating in: the Yangtze Delta, the Pearl River Delta, and the three Northeast China provinces.

Soft Drinks and Foods Business Division

•
In our domestic soft drinks and food operations, Kirin Beverage will put further effort into strong brand creation as part of its initiatives to restructure competitiveness and reform earning structure. Towards restructuring competitiveness, Kirin Beverage will implement a selection and concentration strategy, review resource allocation and enter new categories. We are aiming to establish a value proposal marketing, rigorously reviewing our cost structure and developing a robust business structure that can be profitable even in a harsh operating environment. In China, we will promote an integrated beverages group strategy to improve earnings.

•
As part of "KIRIN Health Initiative," Kirin Beverage, Koiwai Dairy Products Co., Ltd. and Kirin Kyowa Foods will launch products in April, under a new Groupwide brand, "KIRIN Plus-i," that provide new value in the area of food and health, suited to customers' personal health needs.

•
At Kirin Kyowa Foods, we will endeavor to improve our value proposal marketing and development structure in order to promote distinctive products to increase earnings. We will continue to solidify the business infrastructure in the wake of integration of the industrial-use alcohol and fermented seasoning businesses and maximize group synergies.

•
In the overseas market, we will strengthen regular brands at National Foods and aim to enter new growth categories as well. Further integration with Dairy Farmers will be pursued to create more synergistic effects in the process.

Pharmaceuticals Business Division

•
In the Pharmaceuticals business operated by Kyowa Hakko Kirin, with anticipated medicine price revision, we will aim to strengthen our main products such as those focusing on kidney conditions, as well as market new products by establishing a more efficient and effective business system.

•
In R&D, we regard cancer, kidney and immunity/infectious diseases as our priority areas, and will follow through with clinical trials in both Japan and overseas according to a specific timeline and also aggressively pursue licensing activities.

Other Businesses Divisions

•
In the Biochemical business operated by Kyowa Hakko Bio, we will strive to expand the sales of value-added amino acids in the areas of medicine and healthcare, and also to streamline our overseas sales and marketing structure.

•
In the Chemicals business operated by Kyowa Hakko Chemical, we will focus on strengthening functional product lines which are environmentally considerate, thereby building a business model less susceptible to economic fluctuations.

CSR Initiatives

CSR is an important management issue within Kirin Group. We are striving to incorporate the development of a sustainable society into our business operations—CSR through business—while also pursuing CSR as a corporate citizen.

In CSR through Business, we are undertaking further initiatives to become a low-carbon corporate group. We are reducing our use of water and other resources, reducing energy consumption at factories by converting machinery to alternative fuels, and targeting a 35% reduction in CO2 emissions from manufacturing, distribution and office activities by 2015 compared to that of 1990. We are also developing products that have a lower environmental burden, and across the procurement-to-consumption value chain of the entire Group, both in Japan and in our international operations, we aim to halve total CO2 emissions by 2050 compared to 1990 levels.

As a Group, we are actively involved in initiatives to resolve social issues. For example, with the launch of Kirin FREE, a 0.00% alcohol beer-taste beverage, we are helping to eliminate drunk driving, while other measures include CSR-based procurement and initiatives for diversity in human resources. We have advanced risk management and compliance systems in place within the Group, and we are implementing a range of measures to strengthen systems for group-wide quality control and environmental management.

With regard to CSR as a corporate citizen, we have supported Japan's national soccer team continuously for more than 30 years, with the focus this year on the World Cup in June. We support a number of initiatives to allow children to experience the joy of sport, including our nationwide Kirin Soccer Field training program. We also contribute to society through forestry and watershed management and employee volunteer activities.

Kirin's initiatives under CSR as a corporate citizen encompass activities beyond the scope of Kirin's actual business operations, and include a wide range of social contribution activities connected with the environment, sports, and other areas.

In the spirit of its Group slogan, "Oishisa wo Egao ni" (Good taste makes you smile), Kirin Group will seek to stand beside its customers, develop diverse bonds with them, and share the happiness of food and health.

Kirin Group is grateful for the continued support of its shareholders.

(3) State of assets and income of Kirin Group

Item	168th term	169th term	170th term	171st term
	(Jan. 1, 2006 – Dec. 31, 2006)	(Jan. 1, 2007 – Dec. 31, 2007)	(Jan. 1, 2008 – Dec. 31, 2008)	(Jan. 1, 2009 – Dec. 31, 2009)
Sales	¥1,665,946 million	¥1,801,164 million	¥2,303,569 million	¥2,278,473 million
Operating income	¥116,358 million	¥120,608 million	¥145,977 million	¥128,435 million
Ordinary income	¥120,865 million	¥123,389 million	¥103,065 million	¥144,614 million
Net income	¥53,512 million	¥66,713 million	¥80,182 million	¥49,172 million
Net income per share	¥55.98	¥69.86	¥84.01	¥51.54
Net assets	¥1,043,724 million	¥1,099,555 million	¥1,149,998 million	¥1,198,869 million
Net assets per share	¥1,040.44	¥1,104.83	¥972.19	¥1,029.35
Total assets	¥1,963,586 million	¥2,469,667 million	¥2,619,623 million	¥2,861,194 million

Consolidated sales	Sales by business division

Sales and operating income results by business division are as follows:

Sales
Division	168th term	169th term	170th term	171st term
	(Jan. 1, 2006 – Dec. 31, 2006)	(Jan. 1, 2007 – Dec. 31, 2007)	(Jan. 1, 2008 – Dec. 31, 2008)	(Jan. 1, 2009 – Dec. 31, 2009)
Alcohol Beverages Business	¥1,099,308 million	¥1,189,478 million	¥1,181,509 million	¥1,097,694 million
Soft Drinks Business	¥392,729 million	–	–	–
Soft Drinks and Foods Business	–	¥474,560 million	¥716,688 million	¥735,032 million
Pharmaceuticals Business	¥67,245 million	¥69,909 million	¥171,517 million	¥206,760 million
Other Businesses	¥106,664 million	¥67,216 million	¥233,853 million	¥238,986 million
Total	¥1,665,946 million	¥1,801,164 million	¥2,303,569 million	¥2,278,473 million

Operating Income
Division	168th term	169th term	170th term	171st term
	(Jan. 1, 2006 – Dec. 31, 2006)	(Jan. 1, 2007 – Dec. 31, 2007)	(Jan. 1, 2008 – Dec. 31, 2008)	(Jan. 1, 2009 – Dec. 31, 2009)
Alcohol Beverages Business	¥86,510 million	¥96,563 million	¥109,989 million	¥102,800 million
Soft Drinks Business	¥19,714 million	–	–	–
Soft Drinks and Foods Business	–	¥16,030 million	¥6,431 million	¥7,099 million
Pharmaceuticals Business	¥12,044 million	¥13,001 million	¥28,200 million	¥34,334 million
Other Businesses	¥561 million	¥6,329 million	¥18,280 million	¥3,854 million
Subtotal	¥118,830 million	¥131,924 million	¥162,901 million	¥148,089 million
Elimination and unallocatable costs	(¥2,472) million	(¥11,316) million	(¥16,924) million	(¥19,654) million
Total	¥116,358 million	¥120,608 million	¥145,977 million	¥128,435 million

(Notes)	1.	Sales of each business division indicate the sales to unaffiliated customers.
2.
Due to changes in our method of categorizing operations, engineering, logistics businesses, etc. were shifted from its Other Businesses Divisions to its Alcohol Beverages Business Division from the 169th term. Sales and operating income by business division for the 168th term are presented according to such a new business segment classification method. Previously, the Company's indirect department costs were allocated to each business division based on sales criteria. After the Company's transition to a pure holding company structure, however, they were included in unallocatable costs as group management costs arising at the Company that is the Group's holding company.

3.
Due to changes in our method of categorizing operations, foods, health foods and functional foods businesses etc. previously included in the Other Businesses Divisions were shifted to the Soft Drinks Business Division and its division name was changed to the Soft Drinks and Foods Business Division. Sales and operating income by business division for the 169th term are presented according to such a new business segment classification method.

(4) Kirin Group plant and equipment investment

Consolidated plant and equipment investment for the term under review amounted to ¥110.2 billion on a payment basis, a decrease of ¥15.8 billion compared to the previous term.

Major facilities completed during the term under review and under construction or contemplation as of the end of the term are as follows:

1)	Major facilities completed during the term under review

Business Division	Company Name	Details of the plant and equipment investment
Soft Drinks and Foods Business	Kirin Beverage Co., Ltd.	Kanto Metropolis Area Div. and Others – Renewal and installation of vending machines
Other Businesses	Kirin Holdings Company, Limited	Former Amagasaki Plant Site – Commercial complex (COCOE) construction

2) Major facilities under construction or contemplation as of the end of the term under review

Business Division	Company Name	Details of the plant and equipment investment
Alcohol Beverages Business	Kirin Brewery Co., Ltd.
Shiga Plant – Partial demolition and construction of brewing facilities of beer and happo-shu, etc.
Yokohama Plant – Improvement of brewing facilities of beer and happo-shu and construction of offices, etc.

	Lion Nathan Ltd.	Auckland Plant – Construction of brewing facilities of beer, etc.
Soft Drinks and Foods Business	Kirin Beverage Co., Ltd.	Kanto Metropolis Area Div. and Others – Renewal and installation of vending machines
Pharmaceuticals Business	Kyowa Hakko Kirin Co., Ltd.	Bio Process Research and Development Laboratories －Expansion of Pharmaceutical production facility Tokyo Research Park －Construction of research building

(5) Kirin Group financing

The aggregate amount of loans payable, including bonds, was ¥897.4 billion as of the end of the fiscal year under review. This was an increase of ¥233.5 billion compared to the end of the previous term.

Main financing for the fiscal year under review was a total amount of ¥100.0 billion through the issuance of unsecured straight bonds and ¥150.0 billion in short-term loans from financial institutions. These funds were raised for the change in the status of Lion Nathan Ltd. to a wholly-owned subsidiary.

(The information hereunder is as of December 31, 2009, unless noted otherwise.)

(6) Description of the main businesses of Kirin Group

The main businesses of Kirin Group are the production and sale of alcohol beverages, soft drinks and foods, pharmaceuticals, and other products. The principal products by business division are as follows:

Business Division	Principal Products
Alcohol Beverages	Beer, Happo-shu, New genre, Chu-hi, Cocktail, Shochu, Wine, Liquors, etc.
Soft Drinks and Foods	Soft drinks, dairy products, other foods, etc.
Pharmaceuticals	Prescription medicine

(7) Major business offices, plants, etc. in Kirin Group

(a) Kirin Holdings Company, Limited

Head Office: 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo

Laboratories: Central Laboratories for Frontier Technology (Yokohama, etc.)

(b) Major subsidiaries

Business Division	Company Name	Major centers
Alcohol Beverages	Kirin Brewery Co., Ltd.	Head Office	Chuo-ku, Tokyo
		Branch Offices	10 Regional Sales & Marketing Divisions including Metropolitan Regional Sales &Marketing Division (Chuo-ku, Tokyo)
		Plants	11 Plants including Yokohama Plant (Yokohama)
		Laboratories	Research Laboratories for Brewing, Research Laboratories for Packaging (Yokohama)
	Mercian Corp.	Head Office	Chuo-ku, Tokyo
		Branch Offices	3 Sales Headquarters including Eastern Japan Sales Headquarters (Chuo-ku, Tokyo)
		Plants	6 Plants including Fujisawa Plant (Fujisawa)
	Kirin (China) Investment Co., Ltd.	Head Office	Shanghai, China

Business Division	Company Name	Major centers
Soft Drinks and Foods	Kirin Beverage Co., Ltd.	Head Office	Chiyoda-ku, Tokyo
		Branch Offices	7 Area Divisions including Kanto Metropolis Area Division (Chiyoda-ku, Tokyo)
		Plants	Shonan Plant (Samukawa-machi, Koza-gun, Kanagawa), Maizuru Plant (Maizuru)
		Laboratories	Laboratory for New Product Development, Laboratory for Core Technology Development (Yokohama)
Pharmaceuticals	Kyowa Hakko Kirin Co., Ltd.	Head Office	Chiyoda-ku, Tokyo
		Branch Offices	17 Branches including East-Tokyo Branch (Chuo-ku, Tokyo)
		Plants	5 Plants including Fuji Plant (Nagaizumi-cho, Suntou-gun, Shizuoka) and Takasaki Plant (Takasaki)
		Laboratories	6 Laboratories including Tokyo Research Park (Machida, Tokyo) and Fuji Research Park (Nagaizumi-cho, Suntou-gun, Shizuoka)
Other	Lion Nathan National Foods Pty Ltd	Head Office	Sydney, New South Wales, Australia

(Note)
Lion Nathan National Foods Pty Ltd, the holding company for our Oceania operations, is classified in Other Businesses because its subsidiaries Lion Nathan Ltd. and National Foods Limited are affiliated with the Alcohol Beverages Business Division and the Soft Drinks and Foods Business Division, respectively.

(8) Employees of Kirin Group

	Division	Number of employees (persons)
	Alcohol Beverages Business	12,499	[4,113]
	Soft Drinks and Foods Business	11,763	[1,903]
	Pharmaceuticals Business	4,718	[ 67]
	Other Businesses	5,504	[ 309]
	Administration	666	[ 19]
	Total	35,150	[6,411]
(Notes)	1.	The number of employees indicates the number of employees currently on duty.
	2.	The yearly average number of temporary employees is separately indicated in brackets.
	3.	The number of the Company's employees is 276 (excluding employees seconded by the Company and including employees seconded to the Company).

(9) Significant subsidiaries, etc.

(a) Significant subsidiaries

Company Name	Location	Capital	Ratio of voting rights held by the Company	Description of principal businesses
Kirin Brewery Co., Ltd.	Chuo-ku, Tokyo	¥30,000 million	100%	Production and sale of alcohol beverages
Mercian Corp.	Chuo-ku, Tokyo	¥20,972 million	50.8%	Import, production and sale of alcohol beverages
Kirin (China) Investment Co., Ltd.	Shanghai, China	U.S.$180,000 thousand	100%	Management of beer business in China
Kirin Beverage Co., Ltd.	Chiyoda-ku, Tokyo	¥8,416 million	100%	Production and sale of soft drinks
Kirin Kyowa Foods Company, Limited	Shinagawa-ku, Tokyo	¥3,000 million	*100%	Production and sale of seasonings, etc.
Kyowa Hakko Kirin Co., Ltd.	Chiyoda-ku, Tokyo	¥26,745 million	51.2%	Production and sale of prescription medicine
Lion Nathan National Foods Pty Ltd	Sydney, New South Wales, Australia	A$6,061 million	100%	Management of business in Oceania
(Note)	The ratio of voting rights marked with an asterisk (*) includes those held by the subsidiaries.

(b) Significant affiliated companies

Company Name	Location	Capital	Ratio of voting rights held by the Company	Description of principal business
San Miguel Brewery, Inc.	Mandaluyong City, Metro Manila, the Republic of the Philippines	₧15,410 million	48.4%	Production and sale of beer
Kirin-Amgen, Inc.	Thousand Oaks, California, U.S.A.	U.S.$10	50.0%	Research and development of pharmaceuticals

(10) Status of significant business transfers from and to Kirin Group and the acquisition or disposal of shares of other companies

(a) Kyowa Hakko Food Specialties Co., Ltd. effected an absorption-type merger with Kirin Food-Tech Company Limited and changed its trade name to Kirin Kyowa Foods Company, Limited.

(b)The Company acquired a share of 48.4% of outstanding shares in San Miguel Brewery, Inc. through tender offer and private transaction with San Miguel Corporation. In association with this, the entire share of 19.9% of outstanding shares in San Miguel Corporation which the Company held has been transferred. Please note that San Miguel Brewery, Inc. has signed a share purchase agreement for the acquisition of San Miguel Brewing International Limited, a wholly owned subsidiary of San Miguel Corporation.

(c) The Company acquired, through Kirin Holdings (Australia) Pty Ltd (now Lion Nathan National Foods Pty Ltd), 53.9% of outstanding shares issued of Lion Nathan Ltd., a subsidiary of Kirin Holdings (Australia), making it a wholly owned subsidiary.* This resulted in the integration of Lion Nathan Ltd. and National Foods Limited under the holding company Lion Nathan National Foods Pty Ltd.

*	As per a scheme of arrangement whereby all shares may be acquired after meeting certain requirements.

(11) Principal lenders and the amount of loans of Kirin Group

Lender	Outstanding amount of loan
Syndicated loan *	¥238,887 million
Mitsubishi UFJ Trust and Banking Corporation	¥87,128 million

(Note)	Syndicated loan * with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the sole agent bank.

2. State of shares

(1)	Total number of shares authorized to be issued	1,732,026,000 shares
(2)	Total number of issued shares	984,508,387 shares (No change from the end of the previous term)
(3)	Number of shareholders	126,808 persons (Decreased by 6,828 persons from the end of the previous term)

(4)	Major shareholders (top ten)

Name of shareholder	Number of shares held by the shareholder (thousand shares)	Ratio of shares held (%)
Japan Trustee Service Bank, Ltd. (Trust account )	48,684	5.1

The Master Trust Bank of Japan, Ltd. (Trust account)	43,884	4.6

Meiji Yasuda Life Insurance Company	43,697	4.6

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	35,085	3.7

Isono Shokai, Limited	23,272	2.4

Japan Trustee Service Bank, Ltd. (Trust account 4)	17,338	1.8

The Mellon Bank, N.A. Treaty Client Omnibus	13,507	1.4

The Nomura Trust and Banking Co., Ltd. (Retirement Benefit Trust for Mitsubishi UFJ Trust and Banking Corporation)	11,621	1.2

Tokio Marine & Nichido Fire Insurance Co., Ltd.	11,500	1.2

Mitsubishi Corporation	11,180	1.2
(Note)	Ratio of shares held excludes treasury stock (31,166 thousand shares).

3. Status of the Company's Directors and Corporate Auditors

(1) Names of Directors and Corporate Auditors, etc

Title	Name	Position and important positions concurrently held at other companies
President (Representative Director)	Kazuyasu Kato	–
Executive Vice President (Representative Director)	Kazuhiro Sato	Responsible for Group Personnel & General affairs Strategy, Legal, Internal Control and Internal Audit
*Executive Vice President (Representative Director)	Senji Miyake	Responsible for Integrated Beverages Group Strategy
Managing Director	Etsuji Tawada	Responsible for Group R&D and Group Information Strategy
Managing Director	Yoshiharu Furumoto	Responsible for Group Financial Strategy and PR & IR Strategy and Director of Lion Nathan National Foods Pty Ltd

*Managing Director	Yuji Owada	Responsible for Group Production and Logistics Strategy, CSR & Risk Management & Compliance and Director of San Miguel Brewery, Inc.
Director	Yuzuru Matsuda	President & CEO of Kyowa Hakko Kirin Co., Ltd.
Director	Satoru Kishi	Senior Advisor of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Director	Akira Gemma	Advisor of Shiseido Co., Ltd.
Standing Corporate Auditor	Hitoshi Oshima	Corporate Auditor of Kirin Brewery Co., Ltd. and Mercian Corp.
Standing Corporate Auditor	Tetsuo Iwasa	Corporate Auditor of Kirin Beverage Co., Ltd. and Kirin Business Expert Co., Ltd.
Corporate Auditor	Toyoshi Nakano	Senior Advisor of Mitsubishi UFJ Trust and Banking Corporation
Title	Name	Position and important positions concurrently held at other companies
Corporate Auditor	Teruo Ozaki	President of Teruo Ozaki & Co. (Certified Public Accountant) Director of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Corporate Auditor	Kazuo Tezuka	Attorney at Kaneko & Iwamatsu

(Notes)	1.	Directors marked with an asterisk (*) assumed office as of March 26, 2009.
	2.	Mr. Satoru Kishi and Mr. Akira Gemma are outside Directors as provided for in Article 2, Section 15 of the Corporation Law.
	3.	Corporate Auditors Mr. Toyoshi Nakano, Mr. Teruo Ozaki and Mr. Kazuo Tezuka are outside Corporate Auditors as provided for in Article 2, Section 16 of the Corporation Law.
4.
Business relations involving cash loans, etc. exist between the Company and The Bank of Tokyo-Mitsubishi UFJ, Ltd., where Director Mr. Satoru Kishi and Corporate Auditor Mr. Teruo Ozaki both hold important positions concurrently.

5.
Business relations involving cash loans, etc. exist between the Company and Mitsubishi UFJ Trust and Banking Corporation, where Corporate Auditor Mr. Toyoshi Nakano holds an important position concurrently.

	6.	Corporate Auditor Mr. Teruo Ozaki is a Certified Public Accountant and has a wealth of expertise in finance and accounting.
	7.	Directors listed hereunder retired as of March 26, 2009.

Chairman	Koichiro Aramaki
Managing Director (Representative Director)	Koichi Matsuzawa

(2) Remuneration to Directors and Corporate Auditors for the fiscal year under review

	Directors		Corporate Auditors		Total
	Number of persons	Amount (millions of yen)	Number of persons	Amount (millions of yen)	Number of persons	Amount (millions of yen)
Annual remuneration monthly paid	10 (2)	365 (23)	5 (3)	104 (35)	15 (5)	470 (58)
Bonus	8 (2)	158 (1)	5 (3)	16 (3)	13 (5)	175 (4)
Total	–	523 (24)	–	121 (38)	–	645 (63)

(Notes)	1.	Nine (9) Directors and five (5) Corporate Auditors remain in their positions as of December 31, 2009.
The total amount above includes remuneration to two (2) Directors who retired from office as of March 26, 2009.
	2.	The numbers in brackets indicate remuneration for outside Directors and Corporate Auditors included in the number above.
	3.	The remuneration limit for Directors is ¥50 million per month (Resolved at the 164th Ordinary General Meeting of Shareholders on March 28, 2003).
	4.	The remuneration limit for Corporate Auditors is ¥9 million per month (Resolved at the 167th Ordinary General Meeting of Shareholders on March 30, 2006).
5.
The above bonus for Directors and Corporate Auditors is an amount expected to be paid on condition that the original proposition No. 4 of the 171st Ordinary General Meeting of Shareholders is approved.

(3) Primary activities of outside Directors and outside Corporate Auditors during the fiscal year

Title	Name	Attendance at Board of Directors meetings	Attendance at Board of Corporate Auditors meetings	Statements Contribution
Director	Satoru Kishi	6 times of 24 meetings	–	He was president at a bank. He made statements from his experience and perspective as a management executive.
	Akira Gemma	23 times of 24 meetings	–	He was president at a consumer product manufacturing company. He made statements from his experience and perspective as a management executive.
Corporate Auditor	Toyoshi Nakano	20 times of 24 meetings	13 times of 14 meetings	He was president at a trust bank. He made statements from his experience and perspective as a management executive.
	Teruo Ozaki	22 times of 24 meetings	13 times of 14 meetings	He made statements primarily from his professional perspective as a CPA.
	Kazuo Tezuka	23 times of 24 meetings	13 times of 14 meetings	He made statements primarily from his professional perspective as an attorney.

4. Status of Independent Auditor

(1) Name of Independent Auditor

KPMG AZSA & Co.

(2) Remuneration to the Independent Auditor during the fiscal year under review

1)	Total remuneration paid by the Company to the Independent Auditor for audit certification in accordance with Article 2, Paragraph 1 of the Certified Public Accountants Law	¥91 million
2)	Total remuneration paid by the Company to the Independent Auditor for services other than those stipulated in Article 2, Paragraph 1 of the Certified Public Accountants Law	¥131 million
	Total audit remuneration paid by the Company to the Independent Auditor	¥223 million
(Notes)	1.
The audit agreement between the Independent Auditor and the Company does not separately stipulate audit remunerations based on the Corporation Law or the Financial Instruments and Exchange Law. Hence, the remuneration in 1) above does not separate these two types of payment.

2.	The remunerations described in 2) above are payments for duties of the advisory service concerning internal control related to financial reporting, etc.

Total amount and other property benefits paid by the Company and its subsidiaries	¥385 million

(Note)
Of the significant subsidiaries of the Company, four (4) companies including Kyowa Hakko Kirin Co., Ltd. and Mercian Corporation are subject to audits of accounts (limited to audits stipulated in the Corporation Law or the Financial Instruments and Exchange Law (including similar foreign laws)) by a certified public accountant or incorporated accounting firm (including overseas auditors possessing similar qualifications) other than the Independent Auditor of the Company.

(3) Policy regarding decisions to dismiss or deny reappointment of Independent Auditor

If the Company's Board of Auditors determines that any of the Sections of Article 340, Paragraph 1 of the Corporation Law applies with respect to the Independent Auditor, it shall dismiss the Independent Auditor. Such dismissal shall require the unanimous agreement of all the corporate auditors.

In addition, if it is determined that any of the Sections of Article 340, Paragraph 1 of the Corporation Law applies with respect to the Independent Auditor, the Company's Board of Directors shall, with the consent of, or upon a request from, the Board of Auditors, submit a proposition calling for the dismissal of the Independent Auditor to the General Meeting of Shareholders. Alternatively, if it is determined that a change of Independent Auditors is necessary because of the manner in which the Independent Auditors is executing its duties or because of the Company's system of auditing, the Board of Directors shall submit a proposition calling for the denial of reappointment of the Independent Auditor to the General Meeting of Shareholders.

5. System to secure the appropriate operations

The outline of a system to secure the appropriate operations of the Company (the internal control system) that the Company resolved at its Board of Directors Meeting is as follows.

(1) System to secure compliance of performance of duties by the Directors and employees with laws and the articles of incorporation ("Compliance System")

The Directors shall establish basic policy on the compliance of Kirin Group and promote the policy by maintaining an organization and provisions to execute the policy and integrating them with the activities in various sectors. In addition, the Directors shall carry out educational programs on compliance, clarify procedures concerning responses to breaches of compliance, and make those procedures public throughout the Group. The Internal Audit Department shall carry out internal auditing to secure that these systems are properly developed and applied.

Also, the Directors shall establish internal control reporting system to ensure reliability of the financial reports and conduct their operation and evaluation effectively and efficiently.

(2) System to secure the proper preservation and maintenance of information regarding the performance of duties by Directors ("System of Information Preservation and Maintenance")

The Directors shall preserve the following documents (including electromagnetic record) together with the related materials for at least ten (10) years and make them available for inspection as necessary.

•	Minutes of Shareholders Meetings
•	Minutes of Board of Directors Meetings
•	Minutes of Group Executive Committee meetings and other important meetings
•	Approval applications (approval authority of the heads of divisions and above)
•	Financial statements, business reports, and their detailed statements

(3) Regulations and other systems related to the control of the risk of loss ("Risk Management System")

The Directors shall establish basic policy on the risk management of Kirin Group and promote the policy by maintaining an organization and provisions to execute the policy and integrating them with activities in various sectors. In addition, the Directors shall carry out educational programs on risk management, clarify procedures concerning the disclosure of risks and responses to the occurrence of crises, and make those procedures public throughout Kirin Group. The Internal Audit Department shall carry out internal auditing to secure that these systems are properly developed and applied.

(4) System to secure the efficient performance of duties by the Directors ("Efficient Performance System")

The Directors shall maintain a management control system comprising the following items to secure the efficient performance of duties.

•
In addition to the Board of Directors meetings, the Group Executive Committee shall be organized to deliberate significant matters affecting the entire Group, thereby ensuring that decisions are reached carefully based on considerations of multi-dimensional aspects.

•	Establish quantitative and qualitative targets in the annual plan by business category and monitor performance, including quarterly monitoring (KVA management system*)
*	Kirin's own strategy management system with EVA as the Group's common financial indicator.

(5) System to secure the appropriate operations for group companies comprising a company, its parent company, and subsidiaries ("Group Internal Control System")

In order to secure the appropriate operations for Kirin Group, the Directors shall establish rules and standards to be applied to the Group companies, including the following items, and carry out operation in compliance with these rules and standards.

•	Items related to the governance and monitoring of each Group company
•	Items related to guidance and management concerning the maintenance of the internal control system for each Group company
•	Items related to the communication system* linking the Group companies
•	Items related to the Group internal auditing system operated by the Internal Audit Department
*	The system to share information within the Group, the compliance hotline system, and other related items

(6) System to assign employees as support staff for Corporate Auditors when Corporate Auditors request support staff (together with (7), (8) and (9) below, "Corporate Auditor Related System")

Employees of the Company will be assigned as support staff for Corporate Auditors.

(7) Items related to the assurance that the employees assigned as support staff as mentioned in the preceding provision remains independent from the Directors

In order to secure independence of the employees assigned as support staff as mentioned in the preceding provision, the consent of the Corporate Auditors shall be required for any decision related to personnel affairs, including the appointment and transfer of such employees. Such employees shall not assume any other appointment related to the operation of business simultaneously.

(8) System to secure reporting by Directors and employees to Corporate Auditors, and other systems to secure reporting to Corporate Auditors

The Directors shall report to the Corporate Auditors on matters specified by the Corporate Auditors in advance in accordance with the provisions of the Corporate Auditors' audit standard. Principal items are as follows:

•	Any matter that may impose material damage to the Company, when the Directors find such matter
•	Legal matters that require the consent of Corporate Auditors
•	The status of maintenance and application of internal control system

Notwithstanding the set matters, a Corporate Auditor may request the Directors and employees to report on other matters any time as necessary.

(9) Other Systems to secure efficient auditing by Corporate Auditors

Corporate Auditors may appoint attorneys, certified public accountants, consultants, or other external advisors when considered necessary for the performance of auditing.

(Note)             Amounts and numbers of shares in this report are indicated by omitting fractions.Percentages are rounded to the nearest decimal place.

CONSOLIDATED BALANCE SHEET

(As of December 31, 2009)

(millions of yen)
Assets
Current Assets	839,450
Cash	125,558
Notes and accounts receivable, trade	423,835
Merchandise and finished goods	138,937
Work in process	18,319
Raw materials and supplies	41,261
Deferred tax assets	24,146
Other	69,668
Allowance for doubtful accounts	(2,278)

Fixed Assets	2,021,743
Property, Plant and Equipment	774,274
Buildings and structures	227,563
Machinery, equipment and vehicles	203,502
Land	227,671
Construction in progress	75,235
Other	40,300
Intangible Assets	734,688
Goodwill	605,210
Other	129,477
Investments and Other Assets	512,781
Investment securities	388,677
Long-term loans receivable	9,555
Deferred tax assets	59,096
Other	59,858
Allowance for doubtful accounts	(4,407)
Total Assets	2,861,194

Liabilities
Current Liabilities	794,096
Notes and accounts payable, trade	169,936
Short-term loans payable and long-term debt with current maturities	259,425
Bonds due within one year	12,521
Liquor taxes payable	99,489
Income taxes payable	22,806
Allowance for employees’ bonuses	5,713
Allowance for bonuses for directors and corporate auditors	276
Reserve for loss on liquidation of business	2,628
Reserve for repair and maintenance	1,051
Accrued expenses	105,520
Deposits received	23,732
Other	90,992

Long-term Liabilities	868,228
Bonds	324,904
Long-term debt	300,590
Deferred tax liabilities	32,083
Deferred tax liability due to land revaluation	1,471
Employees’ pension and retirement benefits	85,279
Retirement benefits for directors and corporate auditors	415
Reserve for repair and maintenance of vending machines	4,545
Reserve for loss on repurchase of land	1,170
Deposits received	73,303
Other	44,464
Total Liabilities	1,662,324

Net Assets
Shareholders’ Equity	1,003,680
Common stock	102,045
Capital surplus	71,582
Retained earnings	860,538
Treasury stock, at cost	(30,486)
Valuation and Translation Adjustments	(22,357)
Net unrealized holding gains on securities	18,279
Deferred gains or losses on hedges	(1,548)
Land revaluation difference	(4,713)
Foreign currency translation adjustments	(34,375)
Subscription Rights to Shares	196
Minority Interests	217,350
Total Net Assets	1,198,869
Total Liabilities and Net Assets	2,861,194

*Amounts are stated by omitting fractions less than ¥1 million.

CONSOLIDATED STATEMENT OF INCOME

(From January 1, 2009 to December 31, 2009)

Sales		(millions of yen) 2,278,473
Cost of sales		1,383,821
Gross profit		894,652
Selling, general and administrative expenses		766,216
Operating income		128,435
Non-operating income
Interest and dividend income	8,147
Equity in earnings of affiliates	8,902
Foreign currency translation gain	18,909
Other	6,656	42,615
Non-operating expenses
Interest expense	19,617
Other	6,818	26,435
Ordinary income		144,614
Special income
Gain on sale of fixed assets	8,054
Gain on sale of investment securities	34,631
Gain on sale of shares of subsidiaries and affiliates	1,005
Other	862	44,553
Special expenses
Loss on retirement of fixed assets	5,997
Loss on sale of fixed assets	2,007
Loss on impairment	38,843
Loss on devaluation of investment securities	8,363
Loss on sale of investment securities	2,038
Loss on sale of shares of subsidiaries and affiliates	21,661
Business restructuring expense	1,513
Expense of reserve for loss on liquidation of business	2,628
Expense for integration	5,623
Non-recurring depreciation on fixed assets	3,299
Loss on devaluation of inventories	942
Other	3,635	96,554
Income before income taxes and minority interests		92,613
Income taxes－current	57,023
Income taxes－deferred	(28,108)	28,914
Minority interests		14,526
Net income		49,172
*Amounts are stated by omitting fractions less than ¥1 million.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(From January 1, 2009 to December 31, 2009)

			(millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance as of December 31, 2008	102,045	71,536	839,248	(29,058)	983,772
Change due to adoption of ASBJ Practical Issues Task Force (PITF) No. 18			(6,355)		(6,355)
Changes of items during the period
Dividends from surplus			(21,949)		(21,949)
Net income			49,172		49,172
Change in scope of consolidation			(411)		(411)
Increase due to merger			55		55
Prior year adjustments for deferred taxes etc. of foreign affiliates			778		778
Acquisition of treasury stock				(1,625)	(1,625)
Disposal of treasury stock		45		198	243
Net changes of items other than shareholders’ equity
Total changes of items during the period		45	27,646	(1,427)	26,264
Balance as of December 31, 2009	102,045	71,582	860,538	(30,486)	1,003,680

	Valuation and translation adjustments					Subscription rights to shares	Minority interests	Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Land revaluation difference	Foreign currency translation adjustments	Total valuation and translation adjustments
Balance as of December 31, 2008	37,430	79	(4,713)	(88,756)	(55,959)	162	222,023	1,149,998
Change due to adoption of ASBJ Practical Issues Task Force (PITF) No. 18								(6,355)
Changes of items during the period
Dividends from surplus								(21,949)
Net income								49,172
Change in scope of consolidation								(411)
Increase due to merger								55

	Valuation and translation adjustments					Subscription rights to shares	Minority interests	Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Land revaluation difference	Foreign currency translation adjustments	Total valuation and translation adjustments
Prior year adjustments for deferred taxes etc. of foreign affiliates								778
Acquisition of treasury stock								(1,625)
Disposal of treasury stock								243
Net changes of items other than shareholders’ equity	(19,150)	(1,628)		54,380	33,602	33	(4,672)	28,963
Total changes of items during the period	(19,150)	(1,628)		54,380	33,602	33	(4,672)	55,227
Balance as of December 31, 2009	18,279	(1,548)	(4,713)	(34,375)	(22,357)	196	217,350	1,198,869

*Amounts are stated by omitting fractions less than ¥1 million.

FOOT NOTES

Significant Accounting Policies

1.	Scope of consolidation

	(1)	Consolidated subsidiaries: 285 companies

Major consolidated subsidiaries: Kirin Brewery Company, Limited, Kyowa Hakko Kirin Co., Ltd., Kirin Beverage Co., Ltd., Mercian Corporation, Lion Nathan National Foods Pty Ltd

The changes of the scope of application of the equity method are as follows:

(a) Due to increase in materiality, 1 subsidiary of Kyowa Hakko Kirin Co., Ltd. became a consolidated subsidiary.

(b) Due to additional acquisition of shares, 1 affiliated company of Kirin Beverage Co., Ltd. and 1 affiliated company of Kirin Kyowa Foods Company, Limited became consolidated subsidiaries.

(c)  Due to sale of shares, Kirin Hotels Development Co., Ltd., Kirin Yakult NextStage Company, Limited, Tsurumi Warehouse Co., Ltd., Raymond Vineyard & Cellar, Inc., and 2 subsidiaries of Lion Nathan National Foods Pty Ltd were excluded from the consolidation scope.

(d)  Due to liquidation and others, Kirin International Trading Inc., 1 subsidiary of Kirin Beverage Co., Limited, 1 subsidiary of Kyowa Hakko Kirin Co., Ltd. and 76 subsidiaries of Lion Nathan Ltd. were excluded from the consolidation scope.

(e)  Due to merger, Kirin Food-Tech Company, Limited, 1 subsidiary of Kirin Techno-System Company, Limited, 1 subsidiary of Kirin Agribio EC B.V., and 1 subsidiary of The Coca-Cola Bottling Company of Northern New England, Inc. were excluded from the consolidation scope.

(2)
Major unconsolidated subsidiary: Koiwai Shokuhin Corporation Certain subsidiaries including Koiwai Shokuhin Corporation were excluded from the consolidation scope because the effect of their total assets, sales, net income or losses (amount corresponding to interests), and retained earnings (amount corresponding to interests) on the accompanying consolidated financial statements are immaterial.

2.	Application of equity method

	(1)	Unconsolidated subsidiaries accounted for by the equity method: 1 company

Unconsolidated subsidiary: Japan Synthetic Alcohol Co., Ltd.

The Company has obtained the majority of the voting rights of Japan Synthetic Alcohol Co., Ltd., however, the company is regarded as an unconsolidated subsidiary accounted for by the equity method because its equity interest is low and its effect on the consolidated financial statements is immaterial.

(2)	Affiliated companies accounted for by the equity method: 24 companies

Major affiliated company: San Miguel Brewery, Inc.

The changes of the scope of application of the equity method are as follows:

(a) Due to new acquisition, San Miguel Brewery Inc. became affiliate accounted for by the equity method.

(b) Due to new establishment, Diageo Kirin Company, Limited and 1 affiliate of Lion Nathan National Foods Pty Ltd became affiliates accounted for by the equity method.

(c) Due to sales of shares, San Miguel Corporation and 2 affiliates of Lion Nathan National Foods Pty Ltd were excluded from the scope of application of the equity method.

(d)  Due to additional acquisition of shares, 1 affiliate of Kirin Beverage Co., Limited, and 1 affiliate of Kirin Kyowa Foods Company, Limited became consolidated subsidiaries and were excluded from the scope of application of the equity method.

(3)
Certain investments in unconsolidated subsidiaries including Koiwai Shokuhin Corporation and affiliates including Diamond Sports Club Co., Ltd. were not accounted for by the equity method, and were stated at cost because the effect of their net income or losses and retained earnings on the accompanying consolidated financial statements as well as their overall effects are immaterial.

(4)
Where fiscal year-ends of the affiliated companies accounted for by the equity method are different from that of the Company, the Company mainly used their financial statements as of their fiscal year-ends.

(5)
The Company recognized San Miguel Brewery Inc. (the fiscal year ended December 31) acquired in the second quarter of the Company in equity of earnings of its financial statements based on its third quarter financial statements. It is difficult for the Company to prepare its consolidated financial statements based on the final year-end figures of San Miguel Brewery Inc. due to the early disclosure of the consolidated business performance. As a result, the consolidated statements of income of the Company for the year ended December 31, 2009 includes the financial results of San Miguel Brewery Inc, for 6 months from April 1, 2009 to September 30, 2009

3.	Fiscal year-ends of the consolidated subsidiaries

The major consolidated subsidiaries whose fiscal year-ends are different from that of the Company are Lion Nathan Ltd. (September 30), Kirin Agribio Company, Limited (September 30) and Kirin Agribio EC B.V. (September 30).

The Company used the financial statements of these companies as of their fiscal year-ends and for the years then ended for consolidation and the Company made necessary adjustments for major transactions between the fiscal year-ends of the consolidated subsidiaries and the fiscal year-end of the Company.

Lion Nathan Ltd. was acquired on October 1, 2009 (the deemed acquisition date) and became a wholly-owned subsidiary. The Company records goodwill incurred from additional acquisition in the consolidated balance sheet of the fiscal year. The beginning for amortization of goodwill corresponds to the inception of consolidation of Lion Nathan Ltd. in the following fiscal year.

Kyowa Hakko Kirin Co., Ltd. changed its fiscal year-end from March 31 to December 31 effective from the fiscal year. As the Company has used the financial statements based on preliminary statements of Kyowa Hakko Kirin Co., Ltd. as of its fiscal year-end and for the years then ended for consolidation since Kyowa Hakko Kirin Co., Ltd. became a subsidiary, there is no effect on the net income or retained earnings of the Company as of December 31, 2009.

4.	Accounting policies

(1) Valuation of major assets

(a) Valuation of securities

1) Held-to-maturity debt securities are stated at amortized cost.

2)  Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on sale of such securities are computed using the moving-average method.

3) Available-for-sale securities without fair market value are stated at the moving-average cost.

(b) Derivative financial instruments

Derivative financial instruments are stated at fair value.

(c)	Valuation of inventories

1) Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the periodic average method. (The cost method with book value written down to the net realizable value)

2) Raw materials, containers and supplies are mainly stated at cost determined by the moving-average method. (The cost method with book value written down to the net realizable value)

3) Costs on uncompleted construction contracts is stated at cost determined by the specific identification method

(Changes in accounting policies)

From the fiscal year, the Company has applied the "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9 of July 5 2006). As a result, operating income, ordinary income and income before income taxes and minority interests decreased by ¥1,715 million, ¥208 million, and ¥1,150 million, respectively.

(2)	Depreciation and amortization of fixed assets

	(a)	Depreciation of property, plant and equipment

1)  Depreciation is calculated using the declining-balance method except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.

(Additional information)

Change in useful life of property, plant and equipment

In line with a revision of the Corporation Tax Law in fiscal 2008, from the fiscal year the Company and its consolidated subsidiaries in Japan have changed their estimates for the useful lives of part of machinery.

As a result, operating income decreased by ¥5,304 million, and ordinary income and income before income taxes and minority interests each decreased by ¥5,301 million for the fiscal year.

2) Depreciation for several consolidated subsidiaries is calculated using the straight-line method.

	(b)	Amortization of intangible assets

1) The Company and consolidated domestic subsidiaries amortize intangible assets using the straight-line method.

2) Consolidated overseas subsidiaries mainly adopt the straight-line method over 20 years.

(3)	Method of providing major allowances and reserves

(a) Allowance for doubtful accounts

The Company and consolidated subsidiaries provide allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Allowance for employees' bonuses

The Company and consolidated subsidiaries provide allowance for employees' bonuses based on the estimated amounts of payment.

(c) Allowance for bonuses for directors and corporate auditors

The Company and consolidated subsidiaries provide allowance for bonuses for directors and corporate auditors based on the estimated amounts of payment.

(d) Reserve for loss on liquidation of business

The Company provides reserve for loss on business liquidation of subsidiaries and affiliates based on the estimated amounts of possible loss.

(e) Reserve for repair and maintenance

The consolidated subsidiaries of Kyowa Hakko Kirin Co., Ltd. provide reserve for periodic repair and maintenance of production facilities based on the amounts required for the fiscal year of the estimated amounts of payment.

(f) Employees' pension and retirement benefits

The Company and consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Prior service cost is amortized on the straight-line method over mainly periods between 5 and 15 years. Actuarial differences are amortized by the straight-line method over mainly periods between 10 and 15 years, both beginning from the following fiscal year of recognition.

(g) Retirement benefits for directors and corporate auditors

Provision for retirement benefits for directors and corporate auditors represents 100% of such retirement benefit obligations as of the balance sheet date calculated in accordance with policies of consolidated subsidiaries.

(h) Reserve for repair and maintenance of vending machines

Kirin Beverage Co., Ltd. and its consolidated subsidiaries provide reserve for repair and maintenance of vending machines by estimating the necessary repair and maintenance cost in the future, allocating the costs over a five-year period. The actual expenditure was deducted from the balance of the reserve on the consolidated balance sheet.

(i) Reserve for loss on repurchase of land

The Company provides the reserve at an amount deemed necessary to cover the possible loss related to repurchase of land, which was sold to the Organization for Promoting Urban Development in September 1998, and the estimated loss for land improvement and other.

(4)	Hedge accounting

If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and consolidated subsidiaries defer recognition of gains and losses resulting from changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.

If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:

(a) If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,

1) the difference, if any, between the amount in Japanese yen of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the consolidated statement of income in the period which includes the inception date, and

2) the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.

(b)
If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate, and no gains or losses on the forward foreign exchange contract are recognized.

If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(5) Consumption taxes

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

5.	Valuation of the assets and liabilities of consolidated subsidiaries

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time when the Company acquired control of the respective subsidiaries.

6.	Goodwill

Differences between the acquisition costs and the underlying net equities of investments in consolidated subsidiaries are recorded as goodwill in the consolidated balance sheet and amortized using the straight-line method over periods between 10 and 20 years. If the amount is immaterial, it is fully recognized as expenses as incurred.

Change in Significant Accounting Policies

1.	Adoption of "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements"

From the fiscal year, the Company has applied the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (ASBJ Practical Issues Task Force (PITF) No. 18 of May 17, 2006), and made the necessary adjustments to its financial statements.

As a result, beginning retained earnings decreased by ¥6,355 million due to the amortization of goodwill at overseas subsidiaries. The effect on net income for the fiscal year of this change is immaterial.

2.	Adoption of "Accounting Standard for Lease Transactions"

Finance leases, except for those leases under which the ownership of the leased assets was considered to be transferred to the lessee, were accounted for in the same method as operating leases. However, from the fiscal year the Company has applied the "Accounting Standard for Lease Transactions" (ASBJ Statement No. 13 of June 17, 1993 (First Committee of the Business Accounting Council); revised on March 30, 2007) and the "Guidance on Accounting Standard for Lease Transactions" (ASBJ Guidance No. 16 of January 18, 1994 (Japanese Institute of Certified Public Accountants, Committee on Accounting Systems); revised on March 30, 2007), and accordingly such transactions are now based on capital lease method.

For finance lease transactions other than those involving a transfer of title that began prior to the application of the new accounting standards, the previous operating lease method will continue to be applied.

The effect on net income for the fiscal year of this change is immaterial.

Changes in Presentation

(Consolidated balance sheet)

From the fiscal year, the accounts presented as "Inventories" in the fiscal year ended December 31, 2008 have been reclassified into "Merchandise and finished goods," "Work in process" and "Raw materials and supplies." "Merchandise and finished goods," "Work in process" and "Raw materials and supplies." included in "Inventories" for the prior fiscal year amounted to ¥152,289 million, ¥24,141 million and ¥42,889 million, respectively.

Notes to the Consolidated Balance Sheet

1.Accumulated depreciation of Property, Plant and Equipment		¥1,296,643 million

2.Amount reduced from fixed assets due to government subsidy received and others		¥935 million
3. Assets pledged as collateral and secured borrowings
(1) Assets pledged as collateral
Cash		¥14 million
Notes and accounts receivable, trade		¥35 million
Buildings and structures		¥1,157 million
Machinery, equipment and vehicles		¥563 million
Land		¥937 million
Investment securities		¥1,103 million
Other of investments and other assets		¥1 million
	Total	¥3,814 million
(2) Secured borrowings
Notes and accounts payable, trade		¥1,747 million
Short-term loans payable and long-term debt with current maturities		¥100 million
Long-term debt (including current maturities of long-term debt)		¥8,499 million
Deposits received		¥3,408 million
	Total	¥13,755 million
4. Contingent liabilities
(1) Guarantees for loan from banks and other of unconsolidated
subsidiaries and affiliates		¥2,589 million
(2) Guarantees for loan from banks and other of employees		¥4,596 million
(3) Guarantees for loan from banks and other of customers		¥1,295 million
(4) Notes and account receivables transferred through securitization		¥1,515 million
	Total	¥9,996 million
(arrangements similar to guarantees of ¥72 million are included in the above.)

5. Trade notes discounted		¥39 million

Notes to the Consolidated Statement of Income

1.      Foreign currency translation gain

Loss on currency swaps and forward foreign exchange contracts (¥16,597 million) that are carried to hedge the foreign exchange rates fluctuation risks on loans receivable in foreign currency is presented after offsetting foreign currency translation gain.

2.      Loss on impairment

In 2009, the Company and its consolidated subsidiaries classified fixed assets into groups by the respective type of business (Alcohol Beverages, Soft Drinks and Foods, Pharmaceuticals, and Other), which are the units making investment decisions.

Use	Location	Type
Asset used for business (Alcohol Beverages business)	Shioya-gun, Tochigi and 7 others	Buildings and structures, machinery, equipment and vehicles, land and other
Asset used for business (Soft Drinks and Foods business)	South Australia, Australia and 2 others	Buildings and structures, machinery, equipment and vehicles, and tools
Asset for rent	Taisho-ku, Osaka	Buildings and structures, and land
Idle properties	Itabashi-ku, Tokyo and 3 others	Buildings and structures, machinery, equipment and vehicles, land and other

For fixed assets in the real estate business included in others, the restaurant business and idle properties along with individual properties or stores are considered to constitute a group. Headquarters and welfare facilities are classified as corporate assets because they do not generate cash flows independent of other assets or group of assets.

Carrying amounts of certain assets were devalued to their memorandum value or recoverable amount because (i) It became clear that Tochigi and Hokuriku plants of Kirin Brewery Company, Limited in Alcohol Beverages business would no longer be utilized as a result of their reorganization and Kirin Hiroshima Brewery would no longer be utilized as a result of the plan of its shutting down, (ii) Some of assets used for Soft Drinks and Foods business are being reorganized as production equipment, (iii) carrying amounts of rental properties were not recovered by estimated future cash flows, and (iv) carrying amounts of idle properties were devalued to their recoverable amounts, owing to substantial decline in their fair market value.

During the fiscal year ended December 31, 2009, the Company and its consolidated subsidiaries recognized loss on impairment on the following group of assets. As a result, the Company recognized a loss on impairment, recorded under special expenses, comprising ¥13,319 million for buildings and structures, ¥9,351 million for machinery, equipment and vehicles, ¥7,534 million for land, ¥144 million for other property, plant and equipment, ¥379 million for other intangible assets, and ¥7,815 million for removal costs.

The recoverable amount of each group of assets is the higher of net selling price (fair value less cost to sell) or value in use calculated by discounting future cash flows at an interest rate of 5.0%.

For the Kirin Brewery Company, Limited, value in use of the depreciation assets related to the plants reorganization is calculated by the depreciation expense equivalents until the cessation of manufacture.

Besides the above, due to a decline in premium brand profitability at consolidated subsidiaries in Australia, loss on impairment of other intangible assets, in the amount of ¥299 million, was recognized.

Notes to the Consolidated Statement of Changes in Net Assets

1. Type and number of shares outstanding and treasury stock

(1) Shares outstanding

Type of shares outstanding	common stock
Number of shares as of December 31, 2008	984,508,387 shares
Number of shares increased during the accounting period ended December 31, 2009	-
Number of shares decreased during the accounting period ended December 31, 2009	-
Number of shares as of December 31, 2009	984,508,387 shares

(2)Treasury stock

Type of treasury stock	common stock
Number of shares as of December 31, 2008	30,157,914 shares
Number of shares increased during the accounting period ended December 31, 2009	1,214,018 shares
Number of shares decreased during the accounting period ended December 31, 2009	204,697 shares
Number of shares as of December 31, 2009	31,167,235 shares
Notes:1. Increase in the number of shares was due to purchases of less-than-one-unit shares.
           2. Decrease in the number of shares was due to sales of less-than-one-unit shares.

2. Matters related to dividends

(1) Dividend payment
Approvals by ordinary general meeting of shareholders held on March 26, 2009 are as follows:

*Dividends on Common stock

	a. Total amount of dividends	¥10,975 million

	b. Dividends per share	¥11.50

	c. Record date	December 31, 2008

	d. Effective date	March 27, 2009

Approvals by the Board of Directors meeting on August 6, 2009 are as follows: *Dividends on Common stock

	a. Total amount of dividends	¥10,973 million

	b. Dividends per share	¥11.50

	c. Record date	June 30, 2009

	d. Effective date	September 7, 2009

(2)	Dividends whose record date is attributable to the accounting period ended December 31, 2009 but to be effective after the said accounting period

We will seek approval at general meeting of shareholders to be held on March 26, 2010 as follows:

*Dividends on Common stock

	a. Total amount of dividends	¥10,963 million

	b. Funds for dividends	Retained earnings

	c. Dividends per share	¥11.50

	d. Record date	December 31, 2009

	e. Effective date	March 29, 2010

Notes to Per Share Information

1.	Net assets per share:	¥1,029.35

2.	Net income per share:	¥51.54

Notes to Subsequent Events

There is no matter that fall under this item.

BALANCE SHEET

(As of December 31, 2009)

(millions of yen)
Assets
Current Assets	317,973
Cash	15,325
Accounts receivable, trade	318
Short-term loans receivable	270,735
Income tax receivable	16,935
Deferred tax assets	629
Other	15,139
Allowance for doubtful accounts	(1,111)

Fixed Assets	1,403,912
Property, Plant and Equipment	87,496
Buildings	54,931
Structures	2,191
Machinery and equipment	215
Vehicles	18
Tools	2,649
Land	24,886
Construction in progress	2,603
Intangible Assets	117
Leasehold rights	60
Trademarks	24
Utility rights	32
Investments and Other Assets	1,316,299
Investment securities	112,799
Shares of subsidiaries and affiliates (capital stock)	1,141,942
Investments in equity of subsidiaries and affiliate	21,343
(other than capital stock)
Long-term loans receivable	9,444

Deferred tax assets	23,484
Other	10,262
Allowance for doubtful accounts	(2,976)
Total Assets	1,721,886

Liabilities
Current Liabilities	315,490
Notes payable, trade	105
Short-term loans payable and long-term debt with current maturities	303,062
Other accounts payable	6,896
Accrued expenses	2,510
Allowance for employees' bonuses	438
Allowance for bonuses for directors and corporate auditors	165
Other	2,310
Long-term Liabilities	532,306
Bonds	299,950
Long-term debt	202,800
Employees' pension and retirement benefits	224
Reserve for loss on repurchase of land	1,170
Other	28,160
Total Liabilities	847,796

Net Assets
Shareholders’ Equity	860,490
Common stock	102,045
Capital surplus	71,582
Additional paid-in capital	70,868
Other capital surplus	713
Retained earnings	717,348
Legal reserve	25,511
Other retained earnings	691,836
Reserve for special depreciation	4

Reserve for deferred gain on sale of property	1,299
General reserve	540,367
Retained earnings brought forward	150,164
Treasury stock, at cost	(30,485)
Valuation and translation adjustments	13,599
Net unrealized holding gains on securities	13,599
Total Net Assets	874,090
Total Liabilities and Net Assets	1,721,886

*Amounts are stated by omitting fractions less than ¥1 million.

STATEMENT OF INCOME
(From January 1, 2009 to December 31, 2009)		(millions of yen)
Operating revenue Group management revenue Revenue from real estate business Dividends revenue from subsidiaries and affiliates	12,100 6,230 89,762	108,093
Operating expenses Expenses on real estate business General and administrative expenses	3,672 20,230	23,902
Operating income		84,191
Non-operating income Interest and dividend income Other	8,388 5,011	13,400
Non-operating expenses Interest expenses Other	8,724 4,337	13,061
Ordinary income		84,529
Special income Gain on sale of fixed assets Reversal of allowance for doubtful accounts Gain on sale of investment securities Gain on sale of shares of subsidiaries and affiliates Other	5,334 8,579 10,689 1,748 129	26,481

Special expenses
Loss on sale and retirement of fixed assets	684
Loss on impairment	336
Loss on devaluation of investment securities	1,065
Loss on devaluation of shares of subsidiaries andaffiliates	1,437
Loss on sale of shares of subsidiaries and affiliates	23,498	27,022
Income before income taxes		83,988
Refund of income taxes		(1,800)
Income taxes - deferred		3,816
Net income		81,972

*Amounts are stated by omitting fractions less than ¥1 million.

STATEMENT OF CHANGES IN NET ASSETS

(From January 1, 2009 to December 31, 2009)

(millions of yen)

Shareholders’ equity
Common stock	Capital surplus			Retained earnings						Treasury stock	Total shareholders’ equity
	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
					Reserve for special depreciation	Reserve for deferred gain on sale of property	General reserve	Retained earnings brought forward

Balance as of December 31, 2008	102,045	70,868	668	71,536	25,511	27	1,336	554,367	76,081	657,325	(29,058)	801,849

Changes of items during the period

Reversal of reserve for special depreciation						(23)			23	-

Reversal of reserve for deferred gain on sale of property							(36)		36	-

Reversal of general reserve								(14,000)	14,000	-

Dividends from surplus									(10,975)	(10,975)		(10,975)

Dividends from surplus (interim dividends)									(10,973)	(10,973)		(10,973)

Net income									81,972	81,972		81,972

Acquisition of treasury stock											(1,625)	(1,625)

Disposal of treasury stock			45	45							198	243

Net changes of items other than shareholders’ equity

Total changes of items during the period			45	45		(23)	(36)	(14,000)	74,083	60,023	(1,427)	58,641

Balance as of December 31, 2009	102,045	70,868	713	71,582	25,511	4	1,299	540,367	150,164	717,348	(30,485)	860,490

	Valuation and translation adjustments		Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments

Balance as of December 31, 2008	16,306	(7)	16,298	818,147

Changes of items during the period

Reversal of reserve for special depreciation				-

Reversal of reserve for deferred gain on sale of property				-

Reversal of general reserve				-

Dividends from surplus				(10,975)

Dividends from surplus (interim dividends)				(10,973)

Net income				81,972

Acquisition of treasury stock				(1,625)

Disposal of treasury stock				243

Net changes of items other than shareholders’ equity	(2,706)	7	(2,699)	(2,699)

Total changes of items during the period	(2,706)	7	(2,699)	55,942

Balance as of December 31, 2009	13,599	-	13,599	874,090

*Amounts are stated by omitting fractions less than ¥1 million.

FOOT NOTES

Significant Accounting Policies

1.	Valuation of securities

	(a)	Equity securities issued by subsidiaries and affiliates are stated at cost determined by the moving-average method.

(b)
Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on sale of such securities are computed using the moving-average method.

	(c)	Available-for-sale securities without fair market value are stated at the moving-average cost.

2.	Derivative financial instruments

Derivative financial instruments are stated at fair value.

3.	Depreciation and amortization of fixed assets

(a)
Depreciation of property, plant and equipment is calculated using the declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.

(Additional information)

In line with a revision of the Corporation Tax Law in fiscal 2008, from the fiscal year the Company has changed its estimates for the useful lives of part of machinery.

As a result, operating income, ordinary income and income before income taxes decreased by ¥12 million, respectively.

	(b)	Amortization of intangible assets is calculated using the straight-line method.

4.	Method of providing major allowances and reserves

	(1)	Allowance for doubtful accounts

The Company provides allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

	(2)	Allowance for employees' bonuses

The Company provides allowance for employees' bonuses based on the estimated amounts of payment.

	(3)	Allowance for bonuses for directors and corporate auditors

The Company provides allowance for bonuses for directors and corporate auditors based on the estimated amounts of payment.

	(4)	Employees' pension and retirement benefits

The Company provides allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Prior service cost is amortized on the straight-line method over 13 years. Actuarial differences are amortized by the straight-line method over 13 years, beginning from the following fiscal year.

	(5)	Reserve for loss on repurchase of land

The Company provides the reserve at an amount deemed necessary to cover the possible loss related to repurchase of land, which was sold to the Organization for Promoting Urban Development in September 1998, and the estimated loss for land improvement and other.

5.	Hedge accounting

(a)
If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company defers recognition of gains and losses resulting from the changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.

(b)
If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

6.	Consumption taxes

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

Notes to the Balance Sheet
1. Monetary debts due from and to subsidiaries and affiliates

Short-term monetary debts due from subsidiaries and affiliates	¥276,354 million

Long-term monetary debts due from subsidiaries and affiliates	¥11,733 million

Short-term monetary debts due to subsidiaries and affiliates	¥79,507 million

Long-term monetary debts due to subsidiaries and affiliates	¥3,525 million

2. Accumulated depreciation of property, plant and equipment	¥59,992 million

3. Amount reduced from fixed assets due to government subsidy received and others	¥37 million

4. Assets pledged as collateral and secured borrowing

(1)Assets pledged as collateral Buildings	¥615 million

Land	¥439 million

(2)Secured borrowing Deposits received	¥2,296 million

5. Contingent liabilities

Guarantees for loan from banks and other of subsidiaries and affiliates Guarantees for employee’s housing loan from banks	¥44,255 million ¥4,441 million
Total	¥48,696 million

(arrangements similar to guarantees of ¥72 million are included in the above.)

Notes to the Statement of Income

1. Transactions with subsidiaries and affiliates:

Operating revenue	¥12,749 million

Operating expenses	¥6,806 million

Transactions other than business transactions	¥7,009 million

2.  Presentation of gain or loss on currency swaps and forward foreign exchange contracts:

Loss on currency swaps and forward foreign exchange contracts (¥16,597 million) that are carried to hedge the foreign exchange rates fluctuation risks for loans receivable in foreign currency is presented in "Other" of "Non-operating income" after offsetting foreign currency translation gain.

Notes to the Statement of Changes in Net Assets

Type and number of shares of treasury stock
Type of treasury stock	Common stock
Number of shares as of December 31, 2008	30,157,655 shares
Number of shares increased during the accounting period ended December 31, 2009	1,214,018 shares
Number of shares decreased during the accounting period ended December 31, 2009	204,697 shares
Number of shares as of December 31, 2009	31,166,976 shares

Notes:  1. Increase in the number of shares was due to purchases of less-than-one-unit shares.

           2. Decrease in the number of shares was due to sales of less-than-one-unit shares.

Notes to Deferred Income Taxes

1. Significant components of deferred tax assets

Shares of subsidiaries and affiliates

and investments in equity of subsidiaries and affiliates	¥52,264 million

Other	¥6,981 million

Sub total	¥59,245 million

Less valuation allowance	(¥24,658 million)

Total deferred tax assets	¥34,587 million

2. Significant components of deferred tax liabilities

Net unrealized holding gains on securities	(¥9,333 million)

Other	(¥1,140 million)

Total deferred tax liabilities	(¥10,473 million)

Notes to Transaction with Related Parties

Type	Company name	Ratio of voting rights held by the Company [Indirect ownership]	Relationship with the Company
			Directors and corporate auditors	Business relationship
Subsidiary	Lion Nathan National Foods Pty Ltd (Note 1)	100%	Concurrent 1	Financial support
Subsidiary	Lion Nathan Ltd.	Indirect 100%	-	Guarantees
Subsidiary	Kirin Brewery Company, Limited	100%	Concurrent 1	Consignment of management guidance service Lending and borrowing funds
Subsidiary	Kirin Business Expert Company, Limited	100%	Concurrent 1	Consignment of management guidance service Lending and borrowing funds Consignment of indirect business
Subsidiary	Kyowa Hakko Kirin Co., Ltd.	51%	Concurrent 1	Lending and borrowing funds
Affiliate	San Miguel Corporation (Note 2)	-	-	-

Type	Company name	Transaction details	Transaction amount (millions of yen)	Item	Balance at end of period (millions of yen)
Subsidiary	Lion Nathan National Foods Pty Ltd (Note 1)	Collecting of loans (Note 3)	87,805	Short-term loans receivable	79,774
		Interest income (Note 3)	3,798	Other current assets	711
		Underwriting of capital increase (Note 4)	343,571	-	-
		Investment in kind (Note 5)	99,311	-	-
Subsidiary	Lion Nathan Ltd.	Guarantees (Note 6)	38,563	-	-
Subsidiary	Kirin Brewery Company, Limited	Lending of loans (Notes 3 and 7)	149,452	Short-term loans receivable	175,624
Subsidiary	Kirin Business Expert Company, Limited	Consignment of indirect business (Note 8)	3,490	Accrued expenses	305
Subsidiary	Kyowa Hakko Kirin Co., Ltd.	Borrowing of funds (Notes 7 and 9)	40,250	Short-term loans payable	40,177
Affiliate	San Miguel Corporation (Note 2)	Purchase of shares of subsidiaries or affiliates (Note 10)	119,343	-	-

Conditions of transactions and policy regarding determination of conditions of transactions

Notes:

1.	Kirin Holdings (Australia) Pty Ltd changed its company name to Lion Nathan National Foods Pty Ltd on October 21, 2009.

2.	The Company sold all shares of San Miguel Corporation on May 22, 2009.

3.	Interest rates of loans receivable are determined rationally by taking market interest rates into consideration.

4.	The Company has subscribed the capital increase of Lion Nathan National Foods Pty Ltd.

5.	The Company contributed the shares of Lion Nathan Ltd. as investment in kind.

6.	The Company provides the guarantee to privately placed U.S. bond of Lion Nathan Ltd.

7.	Lending and borrowing of funds is a transaction based on CMS (Cash Management System) and transaction amounts show average outstanding balance during this fiscal year.

8.	The subsidiary is the functionally separated cost-center. The Company pays consignment fees to cover the operating expenses of the subsidiary.

9.	Interest rates of loans payable are determined rationally by taking market interest rates into consideration.

10.	The Company acquired the shares of San Miguel Brewery, Inc owned by San Miguel Corporation. The purchase price was determined by taking the corporate value into consideration.

11.	Transaction amounts above do not include foreign exchange gains or losses, but balances at end of period include those. Transaction amounts do not include consumption taxes.

Notes to Per Share Information

Net assets per share:	¥916.87

Net income per share:	¥85.92

Notes to Subsequent Events

There is no matter that fall under this item.

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

February 12, 2010

The Board of Directors

Kirin Holdings Company, Limited

KPMG AZSA & Co.

Shozo Tokuda (Seal)
Designated and Engagement Partner
Certified Public Accountant

Masakazu Hattori (Seal)
Designated and Engagement Partner
Certified Public Accountant

Yoshiyuki Yamasaki (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and footnotes of Kirin Holdings Company, Limited as of December 31, 2009 and for the year from January 1, 2009 to December 31, 2009 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above present fairly, in all material respects, the financial position and the results of operations of Kirin Holdings Company, Limited and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

February 12, 2010

The Board of Directors

Kirin Holdings Company, Limited

KPMG AZSA & Co.

Shozo Tokuda (Seal)
Designated and Engagement Partner
Certified Public Accountant

Masakazu Hattori (Seal)
Designated and Engagement Partner
Certified Public Accountant

Yoshiyuki Yamasaki (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and footnotes, and its supporting schedules of Kirin Holdings Company, Limited as of December 31, 2009 and for the 171st business year from January 1, 2009 to December 31, 2009 in accordance with Article 436, paragraph 2 (1) of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Kirin Holdings Company, Limited for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Corporate Auditors' Report Originally Issued in the Japanese Language]

Corporate Auditors' Report

February 16, 2010

Mr. Kazuyasu Kato,

Representative Director and President

Kirin Holdings Company, Limited

Board of Corporate Auditors
Kirin Holdings Company, Limited

Tetsuo Iwasa (Seal)
Standing Corporate Auditor

Hitoshi Oshima (Seal)
Standing Corporate Auditor

Toyoshi Nakano (Seal)
Outside Corporate Auditor

Teruo Ozaki (Seal)
Outside Corporate Auditor

Kazuo Tezuka (Seal)
Outside Corporate Auditor

We the Board of Corporate of Auditors of the Company, based on the audit reports prepared by each Corporate Auditor regarding the performance of duties by the Directors during the 171st business year from January 1, 2009, to December 31, 2009, prepared this audit report upon deliberation and hereby report, by a unanimous show of hands, as follows:

1. Audit Methods by Corporate Auditors and the Board of Corporate Auditors and its Details

The Board of Corporate Auditors established audit policy of this term, planning of audits, etc., and received reports from each Corporate Auditor regarding the state of implementation of his or her audits and results thereof, as well as received reports from the Directors, etc., and Independent Auditors regarding performance of their duties, and sought explanations whenever necessity arose.

Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, in accordance with the audit policy of this term, planning of audits, etc., communicated with the Directors, the internal audit department, other employees, etc., and made efforts to collect information and improve audit environment, and attended meetings of the Board of Directors and other important meetings, received reports from the Directors, employees, etc., regarding the state of performance of their duties, sought explanations whenever necessity arose, inspected important decision documents, etc., and made investigation into the state of activities and property at the head office and other main business offices of the Company. In addition, we monitored and verified the system for ensuring that the performance of duties by the Directors conforms to the laws, regulations and Articles of Incorporation, as well as the resolutions of the Board of Directors regarding the improvement of the system stipulated in Article 100, paragraph 1 and paragraph 3 of the Regulations for Enforcement of the Corporation Law and the status of the system (internal controls system) based on the resolutions, which are necessary for ensuring an appropriateness of operations of a joint stock corporation. Regarding the internal controls related to financial reporting under the Financial Instruments and Exchange Law, we received reports from the Directors etc. and KPMG AZSA & Co. concerning evaluation of internal controls and auditing status, and asked for explanation as needed. With respect to subsidiaries, we communicated and exchanged information with directors, corporate auditors, etc., of the subsidiaries, and visited subsidiaries whenever necessity arose to make investigation into the state of activities and property thereof. Based on the above methods, we examined the business report and supporting schedules for the relevant business year.

Furthermore, we monitored and verified whether the Independent Auditors maintained their independence and implemented appropriate audits, and we received reports from the Independent Auditors regarding the state of performance of their duties and sought explanations whenever necessity arose. In addition, we received notice from the Independent Auditors that "The systems for ensuring the proper performance of duties" (matters set forth in each Item of Article 131 of the Regulations of Corporate Financial Calculation) is organized in accordance with the "Standards for Quality Control of Audit" (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations whenever necessity arose. Based on the above methods, we examined the financial statements (balance sheet, statement of income, statement of changes in net assets, and foot notes) and supporting schedules related to the relevant business term, and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets, and foot notes).

2. Results of Audit

(1)        Results of Audit of Business Report and Other Relevant Documents
1.           In our opinion, the business report and supporting schedules fairly presents the state of the Company in accordance with the laws, regulations and Articles of Incorporation.
2.           In connection with the performance by the Directors of their duties, no dishonest act or material fact of violation of laws, regulations, or the Articles of Incorporation exists.
3.           In our opinion, the contents of the resolutions of the Board of Directors regarding the internal controls system are fair and reasonable. In addition, we have found nothing to be pointed out in relation to the performance of duties by the Directors regarding the internal controls system including internal controls related to financial reporting.

(2)        Results of Audit of financial statements and supporting schedules

In our opinion, the methods and results of audit conducted by the Independent Auditors, KPMG AZSA & Co. are proper.

(3)        Results of Audit of consolidated financial statements

In our opinion, the methods and results of audit conducted by the Independent Auditors, KPMG AZSA & Co. are proper.

(5) Significant property disposal occurred after the last fiscal year-end on parties to the share exchange

①	Matters relating to Kirin Holdings (which will become the wholly owning parent) None applicable

②	Matters relating to the Company (which will become a wholly owned subsidiary)

(i)	Significant company split (Company split of the processing liquors and fermented cooking condiment business)

(a)
Content of the company split

The Company has strengthened its collaboration with several Kirin Group companies since July 2007 for the purpose of maximizing its corporate value. In this context, as of July 1, 2010, the Company’s processing liquors and fermented cooking condiment business and alcohol-based sanitation product business was succeeded by Kirin Kyowa Foods Company, Limited through a simple absorption-type split, in order to maximize the Company’s corporate value by promoting selection and concentration of businesses by integrating its processing liquors and fermented cooking condiment business with the successor company.

(b)	Business performance of the separated division
(Millions of yen)
	Processing liquors and fermented cooking condiment business (a)	Business performance of the Company for the year ended December 31, 2009 (b)	Percentage (a/b)
Net sales	8,850	80,506	11.0%

(c)	Account items and amounts of the split-off assets and liabilities
(Millions of yen)
Assets		Liabilities
Account item	Book value	Account item	Book value
Current assets	1,634	Current liabilities	262
Noncurrent assets	2,842
Total	4,476	Total	262

(ii)	Significant company split (Company split of the brewing alcohol sales business) (Absorption-type split between the Company and Daiichi Alcohol Co., Ltd.)

(a)
Content of the company split

The Company has strengthened its collaboration with several Kirin Group companies since July 2007, for the purpose of maximizing its corporate value. In this context, with July 1, 2010, as the effective date, the Company caused Daiichi Alcohol Company, Limited (“Daiichi Alcohol”), the Company’s wholly owned subsidiary, to succeed its brewing alcohol sales business through a short form absorption-type split to raise its presence by ensuring a competitive edge in the brewing alcohol industry and to maximize its corporate value by maximizing synergies within the Kirin Group.

(b)	Business performance of the separated division

(Millions of yen)
	Brewing alcohol sales business (a)	Business performance of the Company for the year ended December 31, 2009 (b)	Percentage (a/b)
Net sales	4,655	80,506	5.8%

(c)	Account items and amounts of the split-off assets and liabilities

(Millions of yen)
Assets		Liabilities
Account item	Book value	Account item	Book value
Current assets	1,490	Current liabilities	12
Noncurrent assets	100
Total	1,591	Total	12

<Reference Information>
(Absorption-type split between KYOWA HAKKO BIO CO., LTD. and Daiichi Alcohol)

(a)	Content of the company split Daiichi Alcohol succeeded the brewing alcohol sales business of KYOWA HAKKO BIO CO., LTD., through an absorption-type split, with July 1, 2010 as the Effective Date.

(b)	Business performance of the division of which Daiichi Alcohol have succeeded

(Millions of yen)
	Brewing alcohol sales business of KYOWA HAKKO BIO CO., LTD. (a)	Business performance of KYOWA HAKKO BIO CO., LTD., for the year ended December 31, 2009 (b)	Percentage (a/b)
Net sales	7,805	42,313	18.4%

(c)	Account items and amounts of assets and liabilities of which Daiichi Alcohol have succeeded

(Millions of yen)
Assets		Liabilities
Account item	Book value	Account item	Book value
Noncurrent assets	1,462	Current liabilities	11
Total	1,462	Total	11

(iii)
Inappropriate trading by the Department of Fish Feedstuffs

Suspicion of inappropriate trading in the Fish Feedstuffs Division of the Company arose in May 2010, and an Internal Investigation Committee (chairperson: Hiroshi Ueki, President and CEO) was established on May 21, 2010, to investigate the situation and the loss from this scandal. The investigation by the committee revealed that improper accounting treatment such as not recording expenses for sample shipments and the manipulation of the sales-recording period in addition to fraudulent transactions such as fictitious sales, fictitious manufacturing and circular transactions that combined said fraudulent techniques had been committed on an ongoing basis at the division in prior years. Moreover, the investigation revealed falsified evidence of compliance with of internal controls, as well as stated inventory quantities that were based in part on dummy products, to conceal the fraudulent activities.

Therefore, the Company decided to investigate the financial figures that had been affected in the previous fiscal years due to the improper accounting treatment and fraudulent transactions in order to retroactively correct the figures in the financial statements for the relevant fiscal periods to the proper amounts. These corrections on the financial statements resulted in about 6,479 million yen as the total of the affected amounts due to the loss disposition for the periods from the first quarter of the year ended December 2005 to the second quarter of the year ended December 2010. Moreover, as a result of the correction to the financial statements discussed above, the Company re-examined for prior years its determinations as to the collectability of deferred tax assets and on the application of impairment loss accounting. These corrections on the financial statements resulted in about 1,872 million yen as the total of other affected amounts in accounting for the periods from the first quarter of the year ended December 2005 to the first quarter of the year ending December 2010. Consequently, the affected amounts that had an impact on profit and loss totaled about 8,351 million yen.

Based on these corrections to the financial statements, the Company corrected the annual reports, semiannual securities reports and quarterly securities reports for the periods from the first half of the year ended December 2005 to the first quarter of the year ending December 2010.

The below sets forth an overview of the amounts affected by the corrections described above for the business performance in prior years.

For detail of the corrections, readers shall refer the correction reports on the annual securities reports, semiannual securities reports and quarterly securities reports which had been submitted on August 12, 2010 by the company.

Affected Amounts on Income by Factor (consolidated)
(Millions of yen; Positive figures present losses, contrary to ordinary accounting presentation)
Breakdown	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010		Total
						1Q	2Q
(1) Payments for fictitious manufacturing and purchases	226	129	30	1,625	3,747	1,261	752	7,769
(2) Collections from fictitious sales and fare-paying provisions of raw materials	(218)	(106)	23	(908)	(2,917)	(884)	(187)	(5,197)
(3) Revision to net sales		233	271	1,912	2,743	677	(256)	5,579
(4) Revision to cost of sales	8	(53)	(159)	(781)	(1,623)	(466)	146	(2,930)
(5) Loss on valuation of inventories					356			356
(6) Provision for the balance of accounts receivable—trade				184	213		18	415
(7) Possible obligations							314	314
(8) Revision to SG&A expenses				(24)	(16)	13	7	(21)
(9) Loss on prior periods adjustment	194							194
Total	210	202	165	2,007	2,502	600	793	6,479

Other Affected Amounts in Accounting
Breakdown	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010		Total
						1Q	2Q
Impairment loss and loss on retirement of noncurrent assets				734	(314)			420
Income taxes—deferred			1,917	(706)	(42)	282		1,452
Total revised income			1,917	27	(355)	282		1,872

Guide Map to the Place of the General Meeting of Shareholders
*	Please be noted that the place is different from that of for the 93rd Ordinary General Meeting of Shareholders held this March.

Place:  New Pier Hall
1st floor, New Pier Takeshiba North Tower,
11-1, Kaigan 1-chome, Minato-ku, Tokyo

«Transportation»
-	Tokyo Waterfront New Transit Yurikamome Two-minute walk from East Exit of Takeshiba Station

-	JR Lines or Tokyo Monorail Line 10-minute walk from North Gate of Hamamatsucho Station

-	Toei Subway Oedo Line or Asakusa Line 10-minute walk from B1 Exit of Daimon Station

(Notice)
Please refrain from using automobiles because no parking lots are available.